BRASCAN CORPORATION 2003 ANNUAL REPORT

BRASCAN

2003 ANNUAL REPORT

BRASCAN 2003 ANNUAL REPORT

BRASCAN
Brascan is an asset management company.
With a focus on real estate and power generation, the company has direct investments of $16 billion and a further $7 billion of assets under management. These include 55 premier office
properties and 45 power generating plants. Brascan is listed on the New York and Toronto stock exchanges.

	2003	2002	2001
MILLIONS, EXCEPT PER SHARE AMOUNTS	US$	US$	US$
Per fully diluted common share
Cash flow from operations	$3.21	$2.38	$2.06
Cash return on book equity	18%	16%	13%
Market trading price — NYSE	30.54	20.50	18.06
Trailing cash flow multiple on closing share price	9.5x	8.5x	9.0x
Net income	1.98	0.21	0.98
Dividends paid	0.73	0.65	0.65

Total
Assets	$16,315	$14,422	$13,792
Revenues	3,370	3,064	3,042
Operating income	1,435	1,214	1,163
Cash flow from operations	624	469	388
Free cash flow	733	582	510
Net income	408	83	201
Fully diluted number of common shares outstanding	180.8	183.9	176.4

Contents
1)  Our Principles of Investment     2)  Report to Shareholders
11)  Management’s Discussion & Analysis     57)  Consolidated Financial Statements
98)  Supplementary Information

Our Principles of Investment

GUIDELINES

•	Invest in areas where we possess a competitive advantage and never bet the company on any one acquisition.

•	Acquire assets on a value basis with a goal of maximizing return on capital.

•	Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital.

•	Recognize that superior returns involve hard work and often require contrarian thinking.

MEASUREMENT OF OUR SUCCESS

•	Measure success over the long term by total return on capital on a per share basis, including both annual cash flows and the increase in net asset values.

•	Seek profitability rather than growth, because size does not necessarily add value.

•	Encourage taking calculated risks, but always compare expected returns with the risks taken to achieve those returns.

•	Be prepared to sacrifice short-term profit, if necessary, to achieve long-term growth.

GOVERNANCE

•	Attract and retain high calibre individuals who will grow with us over the long-term.

•	Ensure employees think and act like owners in all their decisions.

•	Maintain an open exchange of information and strategies among investors and partners.

•	Build partnerships based on honesty and integrity, and ensure our actions always enhance our reputation.

BRASCAN CORPORATION 2003 ANNUAL REPORT     1

We delivered strong growth and record financial results for shareholders in 2003.

Report to Shareholders

We achieved our financial targets and overall operational goals in 2003. This was accomplished through solid performance in nearly all of our operations. We maintained our strategic focus on driving sustainable and growing cash flows. In addition, we established the groundwork for future growth with progress on a number of new initiatives.

GOALS AND STRATEGY

Before we discuss our results for 2003, we thought it important to review our Principles of Investment, which are located on the previous page, our key objectives and our roadmap for achieving our goals. This way, you will have a framework to measure our performance.

Our long-term goal is to achieve 12% to 15% growth in cash flow from operations and as a result, increase (i) our cash return on common equity to 20%; and (ii) the underlying value of our assets on a total return basis by 12%. To achieve this objective we are focused on four key operating strategies:

•	Own, manage and build high quality cash flow generating assets that require minimal sustaining capital and have the potential to appreciate in value. Today we are primarily focused on real estate and power generation assets.

•	Maximize the value of existing operations through active asset management to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets have relatively low variable costs and can be leveraged on a low risk basis, even a small increase in the top-line performance results in a magnified contribution to the bottom line.

•	Manage assets for others when we can offer competitive advantages. This allows us to augment our own returns through performance-based management fees, reduce risk and, with a broader pool of capital, undertake larger transactions.

•	Base all of our decisions on disciplined return-on-capital metrics, focused on the impact on the company of each decision on a per share basis.

Within the context of these operating strategies, we had a number of successes in 2003 but, as is often the case, we also had challenges.

OUR LONG-TERM GOALS:

12% to 15%	20%	12%
annual growth in cash flow from operations	cash return on common equity	compound increase in underlying value

2     BRASCAN CORPORATION 2003 ANNUAL REPORT

We remain focused on profitable and measured growth in order to meet our key performance targets.

THE SUCCESSES

Record Cash Flow. We generated record cash flow from operations of $624 million or $3.21 per share compared with $469 million or $2.38 per share in 2002. Net income increased to $408 million compared with $83 million last year, driven by higher income from most of our operations and a turnaround in our resource investments.

Enhanced Financial Strength and Flexibility. During 2003 we took advantage of the low interest rate environment to strengthen our balance sheet. We issued over $1.5 billion of fixed rate, preferred shares and long-term debt. With strong credit ratings, and more than $2 billion of cash, short-term financial assets and undrawn bank lines, we have the financial flexibility to pursue major growth initiatives should they become available.

Solid Operating Performance. Most of our operations performed well — but we were especially pleased with yet another outstanding year in our residential housing operations. The U.S. housing operations were spun off from our commercial property operations at the beginning of 2003 and are now held directly by us. The share price of these operations nearly tripled during the year. In addition, we made progress in our funds management operations with increased mezzanine lending activity by our Real Estate Finance Fund and the successful launch of our Bridge Lending Fund.

Higher Underlying Value. We exceeded our target and achieved a 31% increase in the underlying value of the company to $41.45 per share. Since this represents our own estimate of Brascan’s underlying value, we have outlined our method of calculation in the Supplemental Information Package, provided on our web site, and encourage you to perform your own analysis.

Increased Return on Equity. We increased our cash-on-cash return on equity to 18% compared with 16% last year. While we have not yet attained our long-term goal of 20%, we are steadily moving in the right direction. In addition, we lowered our overall cost of capital to 9.5%, despite lengthening the maturity of many of our financings.

Completion of Significant Restructuring Initiative. We sold our 42% interest in Northgate Exploration, which marked the successful completion of the operational and financial restructuring of the Kemess Mine, commenced five years ago, achieving an annual compound return of more than 20%.

INCREASE IN UNDERLYING VALUE:

We achieved a 31% increase in the underlying value of the company in 2003, exceeding our targeted performance of 12%.	$41.45

BRASCAN CORPORATION 2003 ANNUAL REPORT     3

Located primarily in the downtown business districts of major North American cities, our premier office portfolio attracts and retains high quality tenants.

Dividend Growth. We recognize that some shareholders rely on dividends and others are measured by short-term share performance and therefore cannot look at the business as we do, which is on a long-term basis. As a result, we manage our business to enable you to receive in cash some of the increase in value which builds in the company each year. In this regard, we increased the dividend payout by 4% during 2003, and recently announced a further increase of 4% for 2004, consistent with our policy to utilize a portion of free operating cash flow to increase dividend payments over time.

Solid Share Performance. With respect to share performance, Brascan’s share price increased from $20.50 to $30.54 in 2003. While it is impossible to generate this type of share appreciation on a consistent basis in the future, we believe that our growth strategies will deliver strong results in relation to the risk that we take, and that our share price will reflect this performance over time.

THE CHALLENGES

As usual, we faced a number of challenges in our operations. Hopefully they serve to sharpen our planning and decision-making for these kinds of situations in the future.

Low water inflows. Precipitation in northeast North America, which affects our hydroelectric power generation operations, was significantly below long-term historical averages in the first half of 2003. As a result, our power generation operations did not meet expectations. The good news is that water inflows and reservoir levels have greatly improved, resulting in long-term average production by the end of the third quarter of 2003 and it looks like the first quarter of 2004 will be one of our best on record.

Slow improvement in metal prices. Despite increases in metal prices from their historical lows, the average realized prices in 2003 were well below long-term trends. In the past three months, as a result of growth in demand principally from China, as well as the overall world economic recovery, metal prices have increased dramatically. This should have a very positive impact on our investment in Noranda in 2004.

Limited opportunities to acquire sizable power generation portfolios. While we doubled our generating capacity in the past 24 months, we had limited success during 2003 in executing our plan to acquire a major portfolio of power generating assets. We still hope to be able to achieve this objective; however, the U.S. high yield markets improved substantially more

We are increasing our return on capital and reducing risk by narrowing the areas in which we operate, while at the same time broadening our activities in each of these areas.

4     BRASCAN CORPORATION 2003 ANNUAL REPORT

With a strategic focus on hydroelectric power, we continue to seek opportunities to expand and geographically diversify our power operations.

and sooner than we predicted, temporarily restoring liquidity to many companies that were previously financially strained and contemplating asset sales.

INCREASING RETURN ON CAPITAL

Over the past several years, we have continued to narrow the areas where we operate, while at the same time, broadening our activities within each of these areas. It is a refinement of our strategy that we believe increases our ability to prudently deploy capital at less risk and should lead to higher returns.

During 2003, we made significant progress in strengthening this business model. We leveraged the strong market positions we enjoy in many of our operations to launch four new managed investment funds with capital dedicated by institutional investors and from our own resources. These include our Real Estate Finance Fund, Bridge Lending Fund, Restructuring Fund and Real Estate Opportunity Fund. We are grateful to the institutions that have chosen to invest along side of us in these funds. We will work hard to deliver on our promises to them, and in the process increase the overall return on capital in our operations.

We are driving growth through expansion of our existing operations, leveraging our asset management approach and utilizing our operating expertise within the areas where we have established knowledge and competitive advantages. Long-term leases and contracts in our commercial real estate and power operations, which today average 10 years and 13 years respectively, not only provide stability to our operations, but also generate growth. This, combined with increasing management fees from our funds management operations, provides a solid base return, which we hope to increase by redeploying under-utilized capital, repurchasing equity and pursuing acquisitions when they can be made on a value basis.

With respect to under-utilized capital, we have over $3 billion of assets that are not currently meeting our return targets. These include commercial, residential and power generation developments, which on completion will become cash generating assets. One such asset is our $1.9 billion investment in Noranda, which contributes an approximate 2.5% return on a cash flow basis. Future redeployment of this capital will increase our cash flow, significantly enhancing our return on capital.

INCREASING RETURN ON EQUITY:
We have made continued progress toward our objective of a 20% cash return on equity.

BRASCAN CORPORATION 2003 ANNUAL REPORT     5

We are putting our capital to work with institutional partners, enabling us to complete larger transactions and enhance our return on capital.

We continue to repurchase shares of the company and have done so consistently for years when our shares have traded below net asset value. During 2003, we repurchased 4.6 million common shares at an average price of $22.24 per share and we will continue to allocate a portion of our annual free cash flow for this purpose.

Lastly, on pursuing acquisitions, we have significant liquidity at our disposal to pursue growth opportunities. These may include corporate acquisitions or portfolios of high quality assets. As this report goes to print, we are pursuing a major investment in U.K.-based Canary Wharf Group, plc, a property development company focused exclusively on premier office space in the Central London office market. We acquired 9% of the company’s shares early in 2003 and in February 2004, together with a number of institutional partners, launched a £1.6 billion bid to acquire the company.

STRENGTHENING CORPORATE GOVERNANCE

Last year we reported to you a number of initiatives we undertook to ensure we remain at the forefront of corporate governance. This year, we made additional changes to our policies and practices to further strengthen our accountability to our shareholders.

The Board of Directors introduced more stringent independence requirements for the audit and human resource committees and increased the number of independent directors on our Board. In addition, the Board instituted a formal procedure for evaluating Board and committee performance and is recommending to you that the Board be reduced by two, to 16 directors. Last year, we introduced minimum shareholdings and hold periods for option gains to further strengthen management accountability. This year, the Board introduced a requirement that each member of the Board own a minimum amount of equity in the company. Finally, we have discontinued advancing loans to officers and have made progress in reducing those which are currently outstanding.

The Board of Directors is committed to continuously review our policies and practices and benchmark them against evolving legislation and those of acknowledged leaders in this area.

A WORD ABOUT NORANDA

In talking to investors about our strategic focus on cash flow generating businesses, questions about our continued ownership of Noranda often arise. As many of you have pointed out, it has been a long standing

SOLID GROWTH PLATFORM:
We have a solid platform for growth based on stable cash flow streams from our operations. These are largely backed by long-term leases and contracts for our property and power assets.

6     BRASCAN CORPORATION 2003 ANNUAL REPORT

We measure our success by return on capital, and are constantly seeking opportunities to enhance returns.

investment, but one that no longer fits within the parameters of our stated business model.

During 2003, Noranda’s management team completed a major operational restructuring and executed a financial recapitalization of the company. We believe that the impact of these initiatives, in conjunction with the improved outlook for base metal prices, will allow all Noranda shareholders to benefit from continued capital appreciation over the next 24 months. As the base metals cycle continues to play out, we expect to be in a better position to consider our options and the long-term strategic fit of this investment.

OUTLOOK

We are hopeful that the business and economic environment in the year ahead will continue to strengthen and provide positive momentum for all of our operations. Having said that, we are aware of the challenges before us in continuing to achieve our performance objectives, especially as we increase the size of our asset base and scope of operations. As a result, while we cannot promise we will always meet all of our targets, you can be assured of our commitment to grow our business in a measured way, with a disciplined focus on return on capital.

IN APPRECIATION

With the proposed reduction of the Board by two members, Dr. Roberto P. Cezar de Andrade and Lord Black of Crossharbour are not standing for re-election to the Board of Directors this year. We thank them for their many years of valued advice and wise counsel.

THANK YOU

On behalf of our Board and all of our people, we thank you for your support.

J. Bruce Flatt
President and Chief Executive Officer
February 11, 2004

The expansion of our funds management operations will increase our cash flows in 2004.

BRASCAN CORPORATION 2003 ANNUAL REPORT     7

Narrowly Focused

Our objective is to earn a superior return on equity by generating consistent and sustainable cash flows.

To achieve this goal, we have focused our operations in areas where we have competitive advantages and we are broadening the activities within each of these areas.

REAL ESTATE

We own, develop and manage one of the highest quality office property portfolios in North America.

With $12 billion of assets and 140 million square feet under management, we are focused on select northeast financial centers.

We also develop master-planned residential communities and offer clients a comprehensive array of bridge and mezzanine lending as well as financial and advisory services.

55	45
office properties	thousand residential lots

140	8
million square feet under management	thousand residential brokers

8     BRASCAN CORPORATION 2003 ANNUAL REPORT

POWER GENERATION

Brascan is a low cost North American power generator, with a focus on hydroelectric power generation in the northeast.

We have 45 power generating facilities as well as key interconnections and transmission lines.

Over 80% of our power revenue is under long-term, fixed-rate contracts creating stable streams of cash flow.

FUNDS MANAGEMENT

With $7 billion under management, we are focused on our core areas of expertise.

Our expanding portfolio of alternative investment funds include real estate, energy and resources –asset classes that are attractive to institutional investors for their ability to generate long-term sustainable cash flows.

44	1,761	$7	$1.2
hydroelectric power generating plants and one gas thermal plant	megawatts of installed capacity	billion currently under management for institutional co-investors	billion of invested capital
15	5	5	14%
river systems	North American markets	alternative asset funds	return on assets

BRASCAN CORPORATION 2003 ANNUAL REPORT     9

Financial Strength

SIGNIFICANT LIQUIDITY

With over $700 million of free cash flow and access to over $2 billion of cash, financial assets and undrawn lines of credit, we are well positioned to capitalize on growth opportunities.

ANNUAL FREE CASH FLOW

LOW COST OF CAPITAL

Our financial strength gives us access to a broad range of financing sources and lowers our overall cost of capital, thereby improving shareholder returns.

COST OF CAPITAL

SECURE AND GROWING CASH FLOWS

Long-term power contracts and real estate leases provide secure and growing cash flow streams.

CASH FLOW PER SHARE

CONSERVATIVE CAPITALIZATION

Brascan’s investment grade ratings benefit from its conservative capitalization and the ownership of quality assets which generate strong cash flows.

DBRS A(low)
S&P A–

CREDIT RATINGS

10     BRASCAN CORPORATION 2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

OVERVIEW	12
INTRODUCTION	12
OPERATING PROFILE	12
PERFORMANCE MEASUREMENTS	13
SUMMARY OF FINANCIAL POSITION AND OPERATING RESULTS	14
OPERATIONS REVIEW	16
REAL ESTATE	16
Commercial Properties	17
Residential Properties	20
Income Producing Land	21
Development Properties	22
Real Estate Services	25
POWER GENERATING OPERATIONS	26
FUNDS MANAGEMENT	31
INVESTMENTS	35
Real Estate	36
Resources	36
Business Services	38
CAPITAL RESOURCES AND LIQUIDITY	38
CASH AND FINANCIAL ASSETS	39
CAPITALIZATION	39
LIABILITIES	40
SHAREHOLDERS’ INTERESTS	43
FINANCIAL POLICIES	44
WORKING CAPITAL AND OTHER BALANCES	46
OPERATING RESULTS	47
OPERATING CASH FLOW	47
NET INCOME	48
FREE CASH FLOW	49
QUARTERLY RESULTS	51
BUSINESS ENVIRONMENT AND RISKS	52
OUTLOOK	55

BRASCAN CORPORATION 2003 ANNUAL REPORT 11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

OVERVIEW

INTRODUCTION

The following discussion and analysis is intended to provide readers with an assessment of our performance over the past two years as well as our financial position and future prospects. It should be read in conjunction with our audited consolidated financial statements, which are included on pages 58 through 95 of this report. Much of the discussion of operating performance is based on cash flow because we feel this is the most appropriate measure for assessing the value of our businesses and for benchmarking our performance. Nevertheless, we also provide a full reconciliation to net income and an assessment of our performance on that basis as well.

The cash flow and valuation information which follows is based on estimates which, while they are not audited, we believe are appropriate. The nature and form of the information presented is intended to enable shareholders, investors and analysts to conduct their own assessment of Brascan’s performance and underlying value, utilizing their own valuation metrics.

Our functional currency is the United States dollar (“U.S. dollar”), because most of our revenues are denominated in that currency and a significant portion of our operations is based in the U.S. or otherwise denominated primarily in that currency. Accordingly, our financial results and the information throughout this report are reported in U.S. dollars unless otherwise stated.

Additional information, including the company’s Annual Information Form, is available on the company’s web site at www.brascancorp.com or on SEDAR’s web site at www.sedar.com. For additional information on each of the five most recently completed financial years, please refer to the table included on page 98 of this report.

OPERATING PROFILE

Brascan is an asset management company, with a particular focus on real estate and power generation. The company has direct investments of $16 billion and a further $7 billion of assets under management. These investments include 55 premier office properties and 45 power generating plants. Brascan’s market capitalization exceeds $6.0 billion and our common shares are listed on both the New York and Toronto stock exchanges. Operating cash flows and gains totalled $624 million in 2003 and the underlying value of our assets at year end was $22 billion.

We own and operate our operations directly as well as through partially owned companies, joint venture partnerships and investment funds that are co-owned with institutional and other partners. We currently manage over $7 billion of assets for an expanding group of institutional and retail investors, in addition to our own invested capital. We are continuing to broaden our joint venture and funds management relationships within our core areas of expertise.

We concentrate on businesses that generate sustainable, low-risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with many other types of operating assets.

For reporting purposes, we segregate our assets into operations, investments and working capital balances. Operations include the assets employed in our real estate, power generating and funds management operations,

12 BRASCAN CORPORATION 2003 ANNUAL REPORT

including the assets under development in each of those sectors. These assets represent 73% of total assets on an underlying value basis and generated approximately 85% of operating cash flows during 2003.

Our real estate assets include premier quality office properties, residential home building, development assets, income producing land, and associated services businesses. Our power generating plants are predominantly hydroelectric generating facilities located on North American river systems. The company’s funds management operations consist of bridge loan, mezzanine, restructuring and other alternative investment funds focused within our areas of expertise.

Investments represent assets that do not at this time constitute part of our operations, although they may become so at a later date. Alternatively they may be sold or restructured as opportunities arise, in order to capture appreciation in value.

We finance our operations with diversified sources of capital. Attractive low-risk financial leverage for common shares is obtained through the use of property specific mortgages that have no recourse to Brascan and the issuance of low-rate non-participating equity securities such as preferred shares. At year end, shareholders’ interests totalled $6.4 billion at book value and $12.4 billion based on underlying value.

PERFORMANCE MEASUREMENTS

We focus principally on cash flow as a performance measurement because it is tangible, reflects the value of our assets and is utilized by financial analysts as a key measure in each of our operating sectors. Given that operating cash flow is a non-GAAP measure, we also provide a specific discussion of net income and a reconciliation of the two measures, beginning on page 48.

We also evaluate performance in terms of total return, which we calculate as the increase in underlying value per share together with common share dividends. Each year we determine the value added to the business through our various initiatives. This allows us to demonstrate how the value of our assets appreciate over time.

Finally, while we recognize the value of debt in providing leverage to common share returns, we are committed to maintaining a strong financial position with a prudent amount of leverage to ensure we receive high investment grade ratings.

The following table summarizes our key performance measurements:

	Objective	2003	2002	2001
Operating Measures
Operating cash flow and gains per share
Growth	12% to 15%	35%	16%	20%
Return on equity	20%	18%	16%	13%
Balance Sheet Measures
Underlying value per share
Growth, including dividends	12%	31%	14%	12%
Debt to capitalization
Excluding property specific mortgages	30% to 40%	29%	31%	30%
Corporate borrowings	20% to 30%	20%	20%	17%

BRASCAN CORPORATION 2003 ANNUAL REPORT 13

     During 2003, we significantly exceeded the performance targets for growth in cash flow and underlying value, and made additional progress toward our target of a 20% cash return on equity. Operating cash flow increased substantially due to strong performance in a number of areas, and our underlying values benefited from additional value built in each of our operating businesses as well as the significant appreciation in the value of our resource investments. We recognize that it will be difficult to achieve this kind of performance each year, but we believe that our focus on high quality assets with secure and increasing streams of cash flow will enable us to meet our growth and return objectives on a relatively consistent basis over the long term.

SUMMARY OF FINANCIAL POSITION AND OPERATING RESULTS

The following is a summarized statement of underlying values, book values and operating cash flows from our operations over the past three years:

	Underlying		Return on
YEARS ENDED DECEMBER 31	Value[3]		Assets[1]	Book Value		Operating Cash Flow
MILLIONS, EXCEPT PER SHARE AMOUNTS	%	2003	2003	2003	2002	2003	2002	2001[2]
Assets
Real estate	53%	$11,789	12%	$8,311	$7,912	$941	$805	$806
Power generation	13%	2,990	10%	1,927	1,587	172	153	92
Funds management	7%	1,623	14%	1,215	1,138	166	140	135

	73%	16,402	12%	11,453	10,637	1,279	1,098	1,033
Investments	14%	3,085	8%	2,003	1,464	134	84	80
Cash and financial assets	6%	1,236	7%	1,236	1,050	80	77	85
Accounts receivable and other	7%	1,623	1%	1,623	1,271	9	19	26

	100%	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

Liabilities
Non-recourse borrowings
Property specific mortgages	22%	$4,881	6%	$4,881	$4,992	$300	$297	$303
Other debt of subsidiaries	9%	2,075	5%	2,075	1,867	105	106	128
Corporate borrowings	6%	1,213	6%	1,213	1,035	66	63	61
Accounts and other payables	8%	1,745	6%	1,745	1,262	88	56	51
Shareholders’ interests
Minority interests of others in assets	14%	3,223	20%	1,516	1,456	294	262	252
Preferred equity – corporate and subsidiaries	8%	1,861	6%	1,861	1,185	83	69	68
Common equity	33%	7,348	18%	3,024	2,625	566	425	361

Total shareholders’ interests	55%	12,432	16%	6,401	5,266	943	756	681

	100%	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

Per common share		$41.45	18%	$17.54	$14.85	$3.21	$2.38	$2.06

1	Operating cash flow as a percentage of average book value

2	Pro forma to give effect to the consolidation of our real estate operations which occurred in December of 2001

3	Underlying value of liabilities represents the cost to retire on maturity

Underlying Value

The underlying value for a Brascan common share was $41.45 at December 31, 2003 compared with $31.60 at the end of 2002, representing an increase in value of 31% including dividend distributions.

14 BRASCAN CORPORATION 2003 ANNUAL REPORT

The following table summarizes the significant contributions to the growth in value during 2003:

MILLIONS, EXCEPT PER SHARE AMOUNTS	Total	Per Share
Underlying value, beginning of year	$5,720	$31.60

Operating cash flow for common equity	566	3.21
Repurchase of common shares	(102)	0.32
Increase in value of operations	380	2.02
Change in market value of resource investments	910	5.03

Increase in underlying value during the year	1,754	10.58
Less: common share dividends paid	(126)	(0.73)

	1,628	9.85

Underlying value, end of year	$7,348	$41.45

The largest contributors to the growth in underlying value were the operating cash flow generated during the year and the increase in value of our resource investments. Increases in the value of our business operations, in particular the expansion of our power generating business and increased returns in our residential property business, added $2.02 per share. In addition, we were able to repurchase 4.6 million common shares during the course of the year at a cost of $102 million, adding $0.32 per share of underlying value.

Financial Profile

Total assets at book value increased to $16.3 billion as at December 31, 2003 from $14.4 billion at the end of the preceding year. The increase was due to a higher level of invested assets, as well as the impact of the higher Canadian dollar on the assets denominated in this currency.

Corporate borrowings increased by approximately $200 million due to net new debt issuances. In addition, shareholders’ interests increased with the issuance of approximately $500 million of additional preferred equity, both directly and through our commercial real estate operations, as well as undistributed earnings during the year.

Operating Results

Operating results for the past three years are summarized as follows:

MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001
Operating cash flow and gains
Total [1]	$624	$469	$388
For common equity	566	425	361
Per share	3.21	2.38	2.06
Net income before resource investments	$343	$264	$225
Per share	1.61	1.23	1.12
Net income	$408	$83	$201
Per share	1.98	0.21	0.98

1 Prior to preferred equity distributions

Operating cash flow in 2003, prior to corporate preferred equity distributions, was a record $624 million, an increase of 33% over 2002.

BRASCAN CORPORATION 2003 ANNUAL REPORT 15

Each area of business recorded growth in operating cash flows, most notably the residential home building operations. In addition, Brascan recorded substantial gains on the sale of a partial interest in a commercial property and the successful completion of a major restructuring initiative.

Financing costs remained relatively consistent with prior years. Preferred equity and long-term debt were increased to finance growth initiatives; however this was offset by a lower interest rate environment. Our overall cost of capital declined slightly, to 9.5%.

Net income prior to resource investments increased in line with our operating cash flows. The major differences between these two measures are non-cash items such as depreciation and non-cash taxes.

Net income, including resource investments, increased significantly, reflecting the improved contribution from our resource investments which benefited from improved pricing and the completion of an operational restructuring in the metals business during 2002.

The operating results are discussed in summary form commencing on page 47, and in detail for each segment within the Operations Review which follows.

OPERATIONS REVIEW

REAL ESTATE

Our real estate operations consist of commercial properties, predominantly office properties, residential properties, income producing land, development properties and real estate services activities. We manage approximately 140 million square feet of real estate properties. This includes our own commercial properties and the approximate co-ownership interests of $2.2 billion held by institutional investors. These operations are located predominantly in North America, but also include operations in Brazil.

The composition of the company’s real estate assets and associated operating cash flows at the end of 2003 and 2002 was as follows:

	Underlying	Return on
	Value	Assets [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Commercial properties	$9,149	9.9%	$6,622	$5,960	$621	$622	$642
Residential properties	1,200	18.9%	738	650	131	105	91
Income producing land	205	5.8%	129	78	6	4	5
Development properties	1,019	6.6%	774	1,195	65	—	—
Real estate services	216	46.8%	48	29	18	14	14
Lease termination income and property gains	—	—	—	—	100	60	54

	$11,789	11.6%	$8,311	$7,912	$941	$805	$806

1 As a percentage of average book value

16 BRASCAN CORPORATION 2003 ANNUAL REPORT

Commercial Properties

The composition of the commercial property portfolio owned by the company at the end of 2003 and 2002, together with the associated operating cash flows, was as follows:

	Total
	Leasable	Effective	Return on
	Area	Interest	Assets[1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2003	2002	2003	2002	2001
	(000 SQ. FT.)	(000 SQ. FT.)
New York, New York	11,262	9,549	9.2%	$3,552	$3,295	$315	$307	$300
World Financial Center	6,214	5,331
One Liberty Plaza	2,214	2,214
245 Park Avenue	1,693	863
300 Madison Avenue	1,141	1,141
Toronto, Ontario	6,884	4,850	8.9%	928	758	75	63	63
BCE Place	3,429	2,616
Exchange Tower	1,393	812
Other	2,062	1,422
Calgary, Alberta	7,454	3,391	11.1%	450	380	46	37	34
Bankers Hall	2,697	1,349
Petro-Canada Centre	1,952	976
Fifth Avenue Place	1,681	841
Other	1,124	225
Boston, Massachusetts	2,163	1,103	9.9%	333	332	33	32	30
53 State Street	1,161	592
75 State Street	1,002	511
Denver, Colorado	3,017	2,811	8.6%	372	374	32	36	35
Minneapolis, Minnesota	3,008	3,008	5.5%	400	393	22	28	29
Other North America	1,851	1,851	21.3%	284	129	44	45	31
Brazil	2,216	2,216	9.3%	303	299	28	25	28

	37,855 [3]	28,779 [3]	9.5%	6,622	5,960	595	573	550
Operating income from properties sold	—	—		—	—	26	49	92

Total	37,855	28,779	11.5%	$6,622	$5,960	$621	$622	$642

Underlying value estimate				$9,149

1 As a percentage of average book value

2 Commercial property revenue less operating costs

3 Excludes development sites

The book value of our portfolio increased during the year with the completion of our 300 Madison Avenue development in New York City, which will be named the PricewaterhouseCoopers Center, and the acquisition of a property in Washington, D.C., offset in part by the sale of a 49% interest in 245 Park Avenue. The sale of 245 Park Avenue in midtown Manhattan, which valued the property at $900 million, generated gross proceeds of $438 million and resulted in a gain of $100 million for the 49% interest. This gain is included in lease termination income and property gains.

BRASCAN CORPORATION 2003 ANNUAL REPORT 17

The underlying value of our commercial properties at year end is based on a 7.4% capitalization rate applied to an estimated annualized 2004 net operating income for the current portfolio, prior to lease termination income and other property gains, which is projected to total $677 million. This represents growth of 13.8% over the $595 million earned in 2003 on current properties owned, a substantial portion of which is due to the addition of the 300 Madison Avenue property in late 2003.

Commercial property operations, prior to lease termination income and property gains, contributed $621 million of operating cash flow in 2003, compared with $622 million in 2002 and $642 million in 2001. Operating income from current properties increased by approximately 4% during each year.

Components of Operating Cash Flow

The components of commercial property operating cash flow were as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Operating income from current properties	$595	$573	$550
Operating income from properties sold	26	49	92

	$621	$622	$642

The components of the change in commercial property operating cash flow from year to year are contractual increases in rental rates, lease rollovers, lease-up of vacancies and acquisitions net of dispositions, as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2001–2003	2003	2002	2001
Prior year’s net operating income before lease termination income and property gains	$620	$622	$642	$620
Changes due to:
(i) Contractual increases on in-place leases	45	16	16	13
(ii) Rental increases achieved on in-place rents on re-leasing	35	10	8	17
(iii) Lease-up of vacancies	23	3	5	15
(iv) Acquisitions and dispositions, net	(102)	(30)	(49)	(23)

Current year’s net operating income	$621	$621	$622	$642

(i) Contractual increases on in-place leases

During 2003, contractual increases in leases added $16 million to net operating income compared with $16 million in 2002 and $13 million in 2001. Our leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in our buildings, there is generally low-risk of not achieving these increases. It has been our policy to record rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time. However, industry standards and accounting practices are moving to straight-line rent recognition commencing in 2004.

(ii) Rental increases achieved on in-place rents on re-leasing

During 2003, higher rental rates on the re-leasing of space in the portfolio contributed $10 million of increased cash flow and $8 million in 2002. At December 31, 2003, average in-place net rent throughout the portfolio was $22 per square foot, up slightly from December 31, 2002, despite challenging leasing environments across North America. The company achieved this increase largely as a result of re-leasing initiatives which were completed at

18 BRASCAN CORPORATION 2003 ANNUAL REPORT

an average rental uplift of $3 per square foot on space leased in 2002 and significant re-leasing initiatives in 2003 at equivalent rental rates. Average market rents remained unchanged overall during 2003 as decreases in New York and Boston were offset by increases in other markets. However, given the low expiry rate of leases in the next two years, any changes in market rents will not have a substantial impact on net operating income in the short-term.

(iii) Lease-up of vacancies

A total of approximately 6.5 million square feet of vacant space was leased in 2003 and 2002, contributing $3 million to net operating income during 2003 and $5 million in 2002. The larger increase in 2001 of $15 million, as well as rental increases of $17 million during that year (see Note (ii) above) was due to the more buoyant leasing environment in that year and major re-leasing completed in New York and Boston.

Our total portfolio occupancy rate at December 31, 2003 declined from 96% to 94%, primarily due to vacancy increases in Denver and Minneapolis. The leasing profiles for 2003 and 2002 are shown in the following table:

	2003		2002
AS AT DECEMBER 31	Leasable	Percentage	Leasable	Percentage
THOUSANDS OF SQUARE FEET	Area	Leased	Area	Leased
New York, New York	11,262	98%	10,113	98%
Toronto, Ontario	6,884	96%	6,883	96%
Calgary, Alberta	7,454	98%	7,570	97%
Boston, Massachusetts	2,163	98%	2,163	97%
Denver, Colorado	3,017	83%	3,017	90%
Minneapolis, Minnesota	3,008	74%	3,008	85%
Other North America	1,851	91%	1,515	97%
Brazil	2,216	93%	2,216	92%

Total [1]	37,855	94%	36,485	96%

1 Excludes development sites

(iv) Acquisitions and dispositions, net

The sale of properties reduced operating cash flow by $30 million in 2003, $49 million in 2002 and $23 million in 2001. We continued our practice of actively managing our portfolio and selling partial interests in mature, well leased properties with the sale of a 49% interest in 245 Park Avenue during 2003, as well as a smaller property in Calgary. We completed the development of 300 Madison Avenue during the last quarter of 2003. This 1.2 million square foot property located in midtown Manhattan is fully leased for 30 years to CIBC World Markets and PricewaterhouseCoopers with a CIBC covenant on 100% of the property, and will begin contributing to rental revenue in 2004. In 2002, we sold partial interests in properties located in Toronto and Calgary, and acquired 1.2 million vacant square feet located in Tower Three of our World Financial Center complex in New York City, which is included as an asset under development pending re-leasing of the property and tenant buildout of premises.

Tenant Relationships and Lease Maturities

An important characteristic of our commercial property portfolio is the strong credit quality of our tenants. Special attention is directed at our tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over

BRASCAN CORPORATION 2003 ANNUAL REPORT 19

400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

Our strategy is to sign long-term leases with our tenants in order to mitigate risk and reduce overall re-tenanting costs in the portfolio. We typically commence discussions with our tenants regarding their space requirements well in advance of their contractual expiration, and while each market is different, the majority of our leases, when signed, have terms ranging from 10 to 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is approximately 5%. In New York, leases expiring prior to 2005 were aggressively re-leased in 2000 and 2001. As a result, scheduled maturities during the next two years combined represent less than 4% of our space in this major market.

Residential Properties

Our residential property activities consist primarily of single family home building across North America with a well established niche presence in the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations throughout California. We also build residential condominiums in Brazil, and have done so successfully for over 20 years. The composition of our residential property portfolio at December 31, 2003 and 2002, together with associated operating cash flows was as follows:

	Return on Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
California	16.0%	$361	$351	$57	$50	$45
Virginia/Ontario/Florida	16.0%	227	174	32	21	21
Alberta/Colorado	33.1%	93	64	26	24	20
Brazil	27.1%	57	61	16	10	5

Total	18.9%	$738	$650	$131	$105	$91

Underlying value estimate		$1,200

1 As a percentage of average book value
2 Revenue less cost of sales

The underlying value of our residential operations of $1.2 billion is based on an eight times multiple applied to normalized operating cash flow of $150 million. The book value of assets employed in our residential property business increased 14% to $738 million in 2003 due to the development of existing land to take advantage of increased market activity.

Operating Cash Flow

Operating cash flow from our residential operations increased to $131 million in 2003, up from $105 million in 2002. This substantial increase reflected both increased selling prices and improved margins. Home sales totalled 2,731 for the year compared with 2,892 in 2002. Lot sales in 2003, excluding the bulk sale of development lots to other builders, totalled 4,355 compared with 5,003 in 2002, as we continue our strategy of monetizing excess lots in this very positive housing environment.

20 BRASCAN CORPORATION 2003 ANNUAL REPORT

Details of the home and lot sales by regional market excluding bulk sales of 4,700 lots are as follows:

YEARS ENDED DECEMBER 31	Home Sales		Lot Sales
UNITS	2003	2002	2003	2002
California	1,023	1,093	1,044	1,420
Virginia	505	461	745	791
Colorado	—	—	448	277
Ontario	318	374	—	94
Alberta	479	382	1,712	1,839
Brazil	406	535	406	535
Florida	—	47	—	47

Total	2,731	2,892	4,355	5,003

Our home building operations generated an average home price in 2003 of $370,000 per unit, an increase of 7% over 2002 levels. The increase in the average home price was due to a higher-end mix of houses sold, and increased pricing on housing sales across virtually all markets in North America.

The following is a breakdown of average prices realized on home sales in the last two years:

	2003			2002
		Average			Average
YEARS ENDED DECEMBER 31	Sales	Price		Sales	Price
	(MILLIONS)	(THOUSANDS)		(MILLIONS)	(THOUSANDS)
California	$588	$575		$624	$544
Virginia	230	456		193	411
Ontario	63	198	[1]	51	136
Alberta	56	116	[1]	38	99
Brazil	74	183	[1]	65	121
Florida	—	—		28	596

Total	$1,011	$370		$999	$345

1 Increases reflect higher value of the domestic currency compared to the U.S. dollar

The backlog of orders for delivery in 2004, as at the date of this report, represents in excess of 50% of expected 2004 closings, higher levels than ever experienced in our operations to date.

Income Producing Land

Income producing land consists of timberlands and agricultural lands, which generate current income as well as having the potential for capital appreciation.

BRASCAN CORPORATION 2003 ANNUAL REPORT 21

The composition of our income producing land at December 31, 2003 and 2002 was as follows:

			Underlying	Return on
			Value	Assets [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)			2003	2003	2003	2002	2003	2002	2001
	# OF ACRES
Timberlands
Owned (direct)	440,000		$125	6.2%	$89	$40	$4	$2	$3
Owned (indirect)	1,003,000	[2]
Managed	1,312,000	[2]
Agricultural lands	135,000		80	5.1%	40	38	2	2	2

Total			$205	5.8%	$129	$78	$6	$4	$5

1 As a percentage of average book value

2 The book value for our 43% share is included as a component of our investment in 43%-owned Nexfor Inc.

The underlying value of our income producing land is based on comparable transactions in the markets where our assets are located.

Timberlands

We own 440,000 acres of timberlands located in Maine, U.S., and in the State of Paraná in Brazil. We also own, through our investment in Nexfor Inc., an indirect 43% interest in timberlands in Maine and New Brunswick, Canada, of which one million acres are owned outright and a further 1.3 million acres are managed under license. We believe that this business has attractive characteristics in that it generates sustainable long-term cash flows and requires little sustaining capital expenditures. Accordingly, we have recently hired executives with forestry experience to work specifically on acquiring and managing additional timberlands for ourselves and institutional partners.

Agricultural Lands

We own 135,000 acres of prime agricultural land in the States of São Paulo and Minas Gerais in Brazil. These properties have, until recently, been utilized primarily for beef production, but are also suitable to grow sugar cane from which alcohol is produced. The Kyoto protocol has led to a substantial increase in the amount of alcohol to be contained in gasoline in certain countries, resulting in a significant increase in the value of these lands which has been reflected in recent sales of similar properties. Accordingly, we are arranging long-term leases to operators of sugar cane production facilities. These 15 to 20 year leases are expected to generate sustainable and growing annual cash flows, while retaining for ourselves the value of the land once the leases expire.

Development Properties

Development properties consist predominantly of commercial development land and density rights, and residential land owned and under option, pending future development into housing lots. These assets are owned for capital appreciation or for conversion into cash flow generating real estate.

22 BRASCAN CORPORATION 2003 ANNUAL REPORT

The composition of our development properties at December 31, 2003 was as follows:

			Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)		Potential Development	2003	2002	2003		2002	2001
Commercial development properties		19.6 million sq. ft.	$509	$826	$—		$—	$—
Residential lots	- owned	34,714 lots	246	345	65	[1]	—	—
	- optioned	10,601 lots	19	24	—		—	—

Total			$774	$1,195	$65		$—	$—

Underlying value estimate			$1,019

1 Realized gain on sale of lots

The underlying value of our development properties is assumed for these purposes to be equal to either book value or an estimate of sale value under reasonable circumstances at their current stage of development. These assets do not generate current cash flows and as a result are not valued within the parameters of a normal cash flow multiple analysis for the company.

Commercial Development Properties

Commercial development properties at December 31, 2003 and 2002, included the following projects:

	Projected Office Density		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	% owned	# of sq. ft. [1]	2003	2002	2003	2002	2001
Commercial Office Projects					$—	$—	$—
Manhattan
Three World Financial Center	100%	1,200,000	$212	$170
300 Madison Avenue	—	—	—	437
Penn Station development	100%	2,500,000	21	21
Toronto	25% to 65%	3,692,000	116	92
São Paulo	100%	7,500,000	33	16

		14,892,000	382	736
Condominium Projects					—	—	—
São Paulo	100%	884,000	30	20
Rio de Janeiro	100%	3,855,000	97	70

		4,739,000	127	90

Total		19,631,000	$509	$826	$—	$—	$—

Underlying value estimate			$609

1 Effective interest excluding partner

Manhattan

We completed the development of a 1.2 million square foot office tower at 300 Madison Avenue, located at 42nd Street and Madison Avenue in Manhattan in midtown New York, in the fourth quarter of 2003, on time and under budget. Accordingly, the book value was transferred to commercial properties at that time.

Currently our largest development property is a 50% interest in Three World Financial Center, the 2.1 million square foot third tower of our flagship World Financial Center complex in downtown Manhattan. We acquired the property in 2002 at a substantial discount to replacement value and are currently in the process of securing tenants for the portion owned by us, which is currently vacant.

BRASCAN CORPORATION 2003 ANNUAL REPORT 23

Our proposed Penn Station development at West 31st Street and 9th Avenue in midtown New York, which is currently in the permitting process, is expected to eventually encompass 2.5 million square feet of office and related space.

Toronto

We own a 50% interest in the Bay-Adelaide Centre development property, located in Toronto’s downtown financial district, which includes full in-ground infrastructure for 1.8 million square feet of office and residential space and a fully operational revenue-generating parking facility.

We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which entails approximately 800,000 square feet of density.

Brazil

In São Paulo, Brazil, we own the Green Valley Office Park, which currently encompasses 300,000 square feet of built office space. We also own density to build commercial office space of up to a further 7.5 million square feet, and condominium density of a further 884,000 square feet, to be developed over the next fifteen years. In Rio de Janeiro, we own 3.9 million square feet of condominium density in Barra da Tijucca which will be built over the next 10 years.

Residential Development Properties

Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for three years.

		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	# of Lots	2003	2002	2003	2002	2001
Residential lots – owned		$246	$345	$65	$—	$—
California	3,841
Northern Virginia	225
Denver, Colorado	3,266
Alberta	24,847
Ontario	2,535

	34,714
Residential lots – optioned		19	24	—	—	—
California	8,490
Northern Virginia	2,111

	10,601

Total	45,315	$265	$369	$65	$—	$—

Underlying value estimate		$410

24 BRASCAN CORPORATION 2003 ANNUAL REPORT

Our residential lands are acquired and developed for future use in our home building operations or for sale to other builders. We own substantial land holdings across North America, most purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.

Over the past year, with strong markets we have chosen to sell lots to other home builders, rather than continue to hold these lots for capital appreciation or for future conversion into homes for sale. We recorded gains of $65 million during 2003 on sales of this nature. We have optioned lots for future years in our most active markets to ensure that we have low-risk access to lots to support our future home building activities. To that end, we hold options on over 10,000 lots in our U.S. markets in return for option payments and the provision of our entitlement and planning expertise.

Real Estate Services

We operate a broad array of real estate services which leverage our real estate presence across North America. These services include commercial brokerage and investment banking services, residential property services and the management of 140 million square feet, including our own assets. Our scale provides us with the platform to deliver superior services offered to our tenants and clients. The composition of the real estate services operations at December 31, 2003 and 2002 was as follows:

	Return on Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Royal LePage Commercial Brokerage Services	53.3%	$8	$7	$4	$2	$1
Centract Residential Property Services	54.1%	27	10	10	9	10
Brookfield LePage Facilities Management	37.5%	9	7	3	2	2
Brookfield Residential Management Services	22.2%	4	5	1	1	1

Total	46.8%	$48	$29	$18	$14	$14

Underlying value estimate		$216

1 As a percentage of average book value

2 Revenue less operating cost

The underlying value of our real estate services operations for these purposes is based on a 12 times multiple of net fee income, a conservative valuation when comparing to U.S. trading multiples for similar operations.

Royal LePage Commercial Brokerage Services

Royal LePage Commercial provides commercial leasing, sales, appraisal and brokerage services across Canada. This operation has the largest share of many major markets across Canada and we continue to look at consolidation opportunities. Our advisory services group leverages our commercial brokerage, bridge lending and asset management operations to earn fees and also assists in developing opportunities for our other operations. We invested significant time and effort in expanding this business during 2003 and hired a number of key people to build this operation further.

BRASCAN CORPORATION 2003 ANNUAL REPORT 25

Centract Residential Property Services

Through Centract, we provide a wide array of services to homeowners, corporations and institutions, such as mortgage settlement, home appraisal, relocation and move-in services. We also provide services to the Royal LePage real estate franchise network, a residential property brokerage organization with 8,000 agents across Canada. Royal LePage completed 21% of all home sales in Canada in 2003. We successfully established a public royalty trust during the year to surface the value and finance the ownership of the franchise contracts associated with this business. This enabled us to reduce our capital committed to the business by C$121 million and establish a valuable platform for future growth.

Brookfield LePage Facilities Management

We own 40% of the largest facilities management operation in Canada in partnership with Johnson Controls, the largest facilities management operator in the world. Our joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the outsourcing of facilities worldwide. During 2003, new contracts included the management of 20 million square feet of premises for British Columbia Buildings Corporation.

Brookfield Residential Management Services

We own 100% of one of the premier condominium and apartment management operations in Toronto, Canada, providing upscale management services to approximately 35,000 residential units.

Lease Termination Income and Property Gains

Property gains during 2003 of $100 million relate to the sale of a 49% interest in 245 Park Avenue as described above. During 2002, we generated $60 million of gains on the sale of partial interests in office properties for proceeds of $290 million. There were no significant lease termination payments during either 2003 or 2002. While these events are opportunistic and difficult to predict, the dynamic tenant base which is typical of our buildings should produce similar opportunities in the future.

POWER GENERATING OPERATIONS

Our power generating operations are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. These operations are predominantly 100% owned by the company, although we do share ownership of some operations with retail partners in an income trust, and we anticipate sharing the ownership of additional assets with institutional partners once we have achieved sufficient scale in this business, similar to our strategy for our commercial property portfolio. The composition of our power generating operations at December 31, 2003 and 2002 and the associated operating cash flows were as follows:

26 BRASCAN CORPORATION 2003 ANNUAL REPORT

			Return on
	Capacity (MW) [1]		Assets [2]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2003	2003	2002	2003	2002	2001
Ontario, Canada	957	939	11.7%	$977	$770	$102	$83	$54
Quebec, Canada	266	266	10.9%	328	272	33	40	29
Northeast United States	174	157	7.6%	228	192	16	15	—
Other North America	304	274	7.7%	299	246	21	15	9
Brazil	60	—	—	50	—	—	—	—

	1,761	1,636	10.2%	1,882	1,480	172	153	92
Under development	25	135	—	45	107	—	—	—

Total	1,786	1,771	9.8%	$1,927	$1,587	$172	$153	$92

Underlying value estimate				$2,990

1 Megawatts (“MW”)

2 As a percentage of average book value

The book value of our power generating assets increased principally due to the acquisition during the year of additional operations, the completion of projects under construction, including the recent completion of three plants in Brazil, and the increased carrying value of our Canadian operations due to currency appreciation.

The underlying value of our power generating operations is based on a 12 times multiple of normalized net operating cash flows, assuming long-term average precipitation levels and an average selling price of 4.34 cents per kilowatt hour (“KWh”).

Power generating operations contributed $172 million to operating cash flow in 2003, compared with $153 million in 2002. The increase reflected capacity added during 2003 and 2002, which was offset in part by low precipitation levels.

Power Generating Facilities

We own operating interests in 45 power generating stations with a combined generating capacity of 1,761 megawatts. Of these stations, 41 are hydroelectric facilities located on river systems in six geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine, New Hampshire and Louisiana. We also own three hydroelectric stations in southern Brazil, and a 110 megawatt natural gas-fired combined-cycle cogeneration facility located in northern Ontario. These facilities are capable of producing approximately 7,000 gigawatt hours of electricity annually.

Our power operations are strategically located with transmission interconnections between Ontario and Quebec. These interconnections allow us to sell surplus power into the highest-priced regions as opportunities arise.

Our power generating operations in North America are located on 15 river systems in nine different watersheds which provides important diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce 25% of our total annual generation and provide additional protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods.

BRASCAN CORPORATION 2003 ANNUAL REPORT 27

Our total power generation capacity is summarized in the following table:

				Installed	Long-term Average
		Generating	Generating	Capacity	Generation (GWh)
	Ownership	Stations	Units	(MW)	2003
Ontario, Canada
Great Lakes Power Limited	100%	12	21	349	1,610
Mississagi Power	100%	4	8	488	750
Valerie Falls Power	100%	1	2	10	52
Lake Superior – Cogeneration Plant	100%	1	3	110	850

		18	34	957	3,262

Quebec, Canada
Lièvre River Power	100%	3	10	238	1,428
Pontiac Power	100%	2	7	28	210

		5	17	266	1,638

Northeast United States
Maine Power	100%	7	32	129	747
New Hampshire Power	100%	8	25	45	263

		15	57	174	1,010

Other North American
Louisiana HydroElectric Power	75%	1	8	192	677
Powell River Energy	50%	2	7	82	261
Pingston Power	50%	1	2	30	78

		4	17	304	1,016

Brazil	68%	3	8	60	143

Total		45	133	1,761	7,069

We completed the construction of five hydroelectric power generating plants during 2003, adding 135 megawatts of capacity. Three of these plants were in Brazil, one in British Columbia and one in Ontario. We are also examining a number of opportunities to acquire additional hydroelectric power plants in North America with the objective of continuing to expand our generating base.

Operating Margins

Our power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs of approximately one cent per kilowatt hour. This compares extremely favourably with other forms of power generation. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent re-turbining of many of our facilities. Our power plants are also environmentally preferable to most other forms of electricity generation and produce virtually no harmful emissions.

28 BRASCAN CORPORATION 2003 ANNUAL REPORT

The revenue, costs and operating margins of our power generating operations are as follows:

AS AT DECEMBER 31, 2003		Cash	Operating
CENTS PER KWH	Revenue	Costs	Margins
Ontario, Canada	4.8	1.3	3.5
Quebec, Canada	4.4	0.8	3.6
Northeast United States	4.6	1.5	3.1
Other North America	2.7	0.6	2.1
Brazil	4.0	0.8	3.2

Weighted Average	4.3	1.1	3.2

Cash Flow Growth

Operating cash flow from our power generating business increased in 2003 to $172 million, up from $153 million in 2002. The following table illustrates the change in operating cash flows from the company’s power generating business during the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)		2001 – 2003	2003	2002	2001
Prior year’s net operating income		$84	$153	$92	$84
(i)	Hydrology variations within existing capacity	—	(10)	15	(5)
(ii)	Variation in prices and operational improvements	15	(8)	13	10
(iii)	Acquisitions	73	37	33	3

Current year operating cash flow		$172	$172	$153	$92

(i) Hydrology variations within existing capacity

Generation from existing capacity decreased to 4,231 gigawatt hours during the year, down from 4,356 gigawatt hours in 2002, due to unusually dry conditions in northern Ontario and western Quebec during the first half of 2003. This reduced cash flow from our power generating operations by $10 million in 2003 compared to an increase of $15 million in 2002.

The impact of regional dry conditions was offset by improved hydrology results in Louisiana. The continued expansion of our operating base into different watersheds and river systems should reduce the relative significance of hydrology variances in the future.

Water levels improved significantly towards the end of 2003 and results in the fourth quarter exceeded long-term averages. The favourable conditions have continued into 2004 and all facilities are currently operating at above average generation levels.

BRASCAN CORPORATION 2003 ANNUAL REPORT 29

(ii) Variation in prices and operational improvements

We experienced lower prices during 2003, relative to the higher price environment experienced during the weather extremes in 2002. As a result, we did not benefit as much from our ability to use our reservoirs to capture peak pricing as in the prior years. We increased our base level of revenue pricing due to our power sales contracts which have clauses to provide for price increases every year, primarily linked to inflation. We expect to improve our performance with respect to capturing peak pricing during 2004.

(iii) Acquisitions

The acquisition of 19 hydroelectric stations in Ontario, Maine and New Hampshire totalling 662 megawatts during the past three years contributed an incremental 2,016 gigawatt hours of production and an additional $37 million of operating cash flow during 2003. This new capacity, much of which was acquired in the first half of 2002, contributed $33 million in that year and $3 million in 2001. The additional facilities also further diversify our watersheds, thereby reducing hydrology risk, and position us as a leading generator in Ontario and an important participant in the New England electricity markets.

Contract Profile

We endeavour to maximize the stability and predictability of power generating revenues through the use of fixed-price contracts to minimize the impact of price fluctuations, and the diversification of watersheds and the use of water storage reservoirs to minimize fluctuation in total generation levels.

Approximately 82% of our projected 2004 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on uncommitted capacity. Our long-term sales contracts have an average term of 13 years and counterparties are almost exclusively customers with longstanding credit history or investment grade ratings. Our policy is to use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation such that between 15% and 20% of total revenues is based on spot pricing. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls and provides the flexibility to enhance profitability through the production of power during peak price periods.

The following table illustrates our expected revenue profile over the next five years:

YEARS ENDED DECEMBER 31	2004	2005	2006	2007	2008
Long-term bilateral contracts	54%	54%	55%	55%	55%
Financial contracts [1]	18%	20%	20%	20%	20%

Total fixed-price power sales contracts	72%	74%	75%	75%	75%
Regulated transmission and distribution revenue	10%	10%	10%	10%	10%

	82%	84%	85%	85%	85%
Uncommitted wholesale generation	18%	16%	15%	15%	15%

Total	100%	100%	100%	100%	100%

1 Largely expire prior to 2006, however, our policy is to forward-sell sufficient wholesale production to maintain a locked-in position on 80% to 85% of expected revenues

30 BRASCAN CORPORATION 2003 ANNUAL REPORT

FUNDS MANAGEMENT

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. These funds are currently concentrated in five areas of activity: Bridge Lending, Mezzanine Finance, Restructuring, Opportunistic Investments and Structured Product activities. Our current industry focus is in real estate, power generation and resources.

We believe that the combination of our strong operating experience and presence in a variety of industries, together with our financial expertise, enables us to earn superior risk-adjusted returns in our selected areas. This performance, combined with our willingness and ability to invest significant capital alongside our co-investors, makes us an attractive investment partner.

We typically commit a significant amount of our own capital to the funds that we manage. Accordingly, the $5 billion which we manage in this business includes $1.2 billion of our own capital. We expect that the amounts managed on behalf of partners will grow substantially over time. This should result in increased returns on our capital as we will not only earn our proportionate share of the investment returns for each fund, but we will also be entitled to earn management and performance based incentive fees.

In addition, we continue to own certain financial assets directly, which we acquired prior to establishing our investment funds or because they do not fit the specific mandate of any one of our current funds. As many of these funds have only recently been launched, performance fees earned to date have been modest, although we expect these to grow over time.

The following table shows the composition of the book values and funds under management at December 31, 2003 and 2002, together with the associated operating cash flows:

	Assets Under
	Management [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Bridge Lending Fund	$675	$318	$538	$21	$37	$61
Real Estate Finance Fund	600	157	—	8	—	—
Restructuring Fund	353	64	89	8	9	9
Real Estate Opportunity Fund	190	—	—	—	—	—
Structured Products and Capital Markets	1,850	561	441	95	84	48
Traditional assets under management	1,215	—	—	—	—	—
Other	115	115	70	34	10	17

Total	$4,998	$1,215	$1,138	$166	$140	$135

Underlying value estimate		$1,623

1 Includes committed capital

The underlying value of our funds management operations is based on the book value of the assets together with a value attributed to the associated fee streams on a 12-times multiple.

BRASCAN CORPORATION 2003 ANNUAL REPORT  31

Bridge Lending Fund

The Brascan Bridge Lending Fund is a C$500 million fund dedicated to providing bridge loans, primarily in Canada. Established in 2003, the Fund leverages our 20-year history of bridge lending, offering tailored lending solutions to companies in need of access to short-term financing. We have committed C$225 million of capital and four institutional partners, including Sun Life of Canada and a major government financial institution, have committed the balance of C$275 million of capital. For larger transactions, we may invest directly and have granted co-investment rights to our partners to allow them to participate.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Brascan Bridge Lending Fund	$385	$28	$—	$2	$—	$—
Directly held bridge and corporate loans	290	290	538	19	37	61

Total	$675	$318	$538	$21	$37	$61

Loans advanced during the year include a C$30 million loan to a commercial real estate investor on a mezzanine basis to acquire a C$200 million real estate portfolio, a C$80 million working capital facility to a Canadian manufacturing company and C$35 million of debtor-in-possession financing to a manufacturing company. We also hold $290 million of bridge and corporate loans which were advanced prior to the establishment of the Fund, although we expect that most of our future bridge lending activity will be conducted through this Fund.

Real Estate Finance Fund

The Brascan Real Estate Finance Fund (“BREF”) is a $600 million fund which finances the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Established in 2002, the Fund combines our own 35-year established track record in real estate and finance with one of the more experienced New York-based management teams in the business. We provided $200 million of initial capital and are in the process of raising $400 million from institutional investors.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Real Estate Finance Fund	$600	$157	$—	$8	$—	$—

Office property loans		56	—
Retail property loans		56	—
CMBS REIT		45	—

Total	$600	$157	$—	$8	$—	$—

BREF is focused on three main areas of real estate finance: mezzanine financing for property owners; real estate related corporate finance transactions; and real estate structured finance products.

During 2003, we acquired a $50 million mezzanine loan on the 900,000 square foot Woolworth office property in downtown Manhattan; a $10 million junior first mortgage on the 1,250,000 square foot Colonie Center Mall in Albany, New York; and a $20 million cross-collateralized loan on four shopping centres in the northeast U.S. We also acquired a $30 million subordinated debenture and 10% of the common equity interest in CRIIMI MAE, a public CMBS REIT.

32  BRASCAN CORPORATION 2003 ANNUAL REPORT

Restructuring Fund

The Tricap Restructuring Fund is a C$415 million restructuring fund, which invests long-term capital in companies facing financial or operational difficulties in industries where we have expertise. Established in 2002 with a dedicated management team, the Fund benefits from our 20 years of experience in restructuring companies. We have committed C$200 million of the capital and institutional investors, including Canada Pension Plan Investment Board and others, have provided the other C$215 million.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Tricap Restructuring Fund	$320			$6	$4	$3
Doman Industries		$31	$31
Other		—	17
Directly held restructuring assets	33	33	41	2	5	6

Total	$353	$64	$89	$8	$9	$9

During the year we continued to work on the restructuring of Doman Industries, a western Canadian forest products company with a total fund investment of $62 million; and in late 2002 advanced C$55 million to a manufacturing company, which was repaid after six months following the sale of a division.

Directly held restructuring assets relate to initiatives commenced prior to the establishment of the Fund. Similar to our bridge lending business, we expect that most of our future restructuring assignments will be conducted through Tricap.

During the year, we disposed of our investment in Northgate Exploration for a $57 million gain, included in Investments on page 35, completing the restructuring which was commenced in 1998. The Northgate restructuring involved successfully completing a major gold/copper mine in British Columbia and bringing it into production.

Real Estate Opportunity Fund

The Brascan Real Estate Opportunity Fund is a C$250 million real estate fund established late in 2003 to invest in underperforming commercial real estate, other than premier office properties which will continue to be pursued through our direct real estate operations. The Fund leverages our 35 years of real estate experience, our other real estate platforms and has a dedicated management team which had previously been pursuing these types of activities within our commercial property operations for over ten years. We provided the initial capital and will begin raising funds from other investors in late 2004 after the completion of a number of initial investments.

Our objective is to acquire underperforming real estate which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital.

BRASCAN CORPORATION 2003 ANNUAL REPORT  33

Structured Products and Capital Market Investments

We have developed a number of structured products directed towards both retail and institutional investors. In addition we maintain portfolios of public securities such as high yield bonds, preferred shares and common equities. The capital invested in these activities at year end was $561 million, with a total of nearly $1.9 billion under management.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Imagine Reinsurance	$1,200	$288	$191	$23	$23	$10
Brascan SoundVest Diversified Income Fund	50	—	—	—	—	—
Titanium Asset Backed Trust	100	—	—	—	—	—
Securities portfolios	500			72	61	38
High yield bonds		86	107
Equity securities		187	143

Total	$1,850	$561	$441	$95	$84	$48

During the year, wholly-owned Imagine Reinsurance continued to expand its reinsurance operations and reported increases in operating cash flow. We also launched a retail product offering under the name of Brascan SoundVest Diversified Income Fund, a fund of income funds. Investment advisory and portfolio management services are provided by SoundVest Capital Management Ltd. SoundVest Capital is 50%-owned by Brascan and 50% by its successful investment management team. Lastly, we launched Titanium Trust, an asset backed trust which finances receivables and other assets purchased from our own operations as well as others. This trust issues short-term asset backed commercial paper and medium-term notes and will over time assist us to lower our overall cost of capital.

We continued to actively invest in high yield bonds and other publicly traded securities. These activities, which utilize the knowledge and experience gained from our operating activities, rely on careful due diligence and a value based investment philosophy. The dramatic strengthening of the high yield markets provided us with exceptional returns over the past two years.

From time to time, in our areas of industry expertise, we also take positions in securities which we believe to be undervalued. During 2003, we acquired a 9.2% interest of Canary Wharf Group, plc at a cost of approximately $153 million. This investment has evolved into a potential major corporate initiative, and accordingly, is included in Investments. We also took a position in Rayonier, a company that owns timberlands, and sold our investment following the company’s announcement of its conversion into a Timber REIT.

Traditional Assets Under Management

While we have focused principally on alternative assets under management, we have also established joint ventures and have invested small amounts of capital with a number of expanding traditional managers of equity and fixed income. Our infrastructure and position in the capital markets assists our partners to expand their businesses with confidence and these relationships provide us with additional perspective on the financial markets.

34  BRASCAN CORPORATION 2003 ANNUAL REPORT

		Assets Under
		Management
MANAGER	Investment Type	2003
Highstreet Investment Management	Equities/Fixed Income	$550
Mavrix Investment Management	Mutual Funds	265
SoundVest Capital Management	Equities/Fixed Income	400

Total		$1,215

Growth Opportunities

Having established a number of new funds over the past two years, we plan to concentrate on integrating each of these funds into our operating platform and investing additional capital within these operations. Accordingly we do not expect to introduce additional funds in 2004, although we plan to expand the number of funds offered over time.

We have recently established a partnership with Tri Continental Capital Ltd., an experienced lender of equity capital to the residential home building industry. Our 20 years of experience in the residential home building area combined with the Tri Continental team’s 13 year record of success should enable this partnership to provide superior risk adjusted returns. As co-general partner of a new $275 million fund, we will commit up to $75 million of capital and work with management to complete their fund raising and begin to invest the capital in 2004.

INVESTMENTS

Investments consist of assets which do not currently form part of our operations, but which may be integrated into our operations in the future, or alternatively may be disposed of, on an opportunistic basis.

				Underlying Value		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31		# of	%
(MILLIONS)	Location	Shares	Interest	2003		2003	2002	2003	2002	2001
Real Estate
Canary Wharf Group, plc	London, UK	52.8	9%	$257	[1]	$153	$—	$—	$—	$—
Resources
Noranda Inc.	Worldwide	122.6	42%	1,938	[1]	1,212	877	49	48	48
Nexfor Inc.	N. America/UK	63.8	43%	532	[1]	356	309	18	16	14
Northgate Exploration Limited	British Columbia	—	—	—		—	67	57	1	—
Katahdin Paper Company, LLC	Maine	—	100%	76	[2]	76	—	(2)	—	—
Business Services
Hotel/Ticket Services	Brazil	—	23%/40%	100	[2]	24	17	9	7	8
NBS/MediSolution	Canada	38.1/95.1	91%/61%	72	[2]	72	75	—	(1)	—
Banco Brascan, S.A.	Rio de Janeiro	—	40%	45	[2]	45	37	3	13	10
Other		—	—	65	[2]	65	82	—	—	—

Total				$3,085		$2,003	$1,464	$134	$84	$80

1 Based on December 31, 2003 quoted market prices

2 Based on available benchmarks

BRASCAN CORPORATION 2003 ANNUAL REPORT  35

Real Estate

Canary Wharf Group, plc

We owned approximately 53 million shares of Canary Wharf Group, plc with a market value of $257 million at year end based on a market price of 270 pence. The Canary Wharf estate consists of approximately 13.1 million square feet of office and retail space, located in close proximity to the City of London. Canary Wharf Group, plc owns 8.8 million square feet of properties on the estate along with an additional one million square feet of office space currently under construction and additional land with potential for further development of approximately 5.7 million square feet of office space. The shares were purchased in 2003 following a significant decline in their trading value. Along with several institutional partners, we have formed an investment group, with Brascan as the operating partner and asset manager, and have made an offer to the existing shareholders of Canary Wharf Group, plc to acquire a larger equity interest and operational control of the company.

Resources

Noranda Inc.

We own approximately 123 million shares, or 42% of Noranda Inc. (“Noranda”). Our investment increased from 96.6 million shares, or 40% at the end of 2002 as we subscribed for $197 million in common shares as part of an equity financing by Noranda, in addition to participation in Noranda’s dividend reinvestment plan.

Noranda is a base metals company with $8 billion of assets. The major commodities produced are nickel, copper, zinc and aluminum. During the past two years, Noranda completed the development of a number of world-class mining and processing assets, shut down inefficient production capacity, implemented productivity improvements and completed a financial restructuring.

Metal prices increased significantly in the latter half of 2003, and continue to increase through early 2004. The increased prices, together with productivity improvements, had a positive impact on cash flow from operations through the third and fourth quarters of 2003. Notwithstanding these improvements, the full benefits have not yet been realized because current price increases will not be reflected until the 2004 results are reported. The following table shows Noranda’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002
Cash flow from operations
Copper	$313	$206
Nickel	323	154
Aluminum	59	66
Zinc	4	(5)
Discontinued operations and unallocated costs	(122)	(95)

Cash flow from operations	577	326
Restructuring charges	(24)	(498)
Depreciation and other non-cash items	(519)	(275)

Net income (loss)	$34	$(447)

Noranda is traded on both the New York and Toronto stock exchanges. Further information on Noranda is available through its web site at www.noranda.com.

36  BRASCAN CORPORATION 2003 ANNUAL REPORT

Nexfor Inc.

We own approximately 64 million shares, or 43% of Nexfor Inc. (“Nexfor”). Our investment increased from 62 million shares at the end of 2002 as we acquired 2 million shares during the year through Nexfor’s dividend reinvestment plan.

During 2003, Nexfor reported net income of $126 million compared with $13 million in 2002. This strong performance was driven by an increase in panelboard prices, in particular oriented strandboard (“OSB”) prices, which increased dramatically during the year. OSB prices increased from $130 per thousand square feet at the start of the year to a high of $465 per thousand square feet. Unfortunately, Nexfor’s paper operations suffered a loss during the year due to low product prices and restructuring charges.

Nexfor benefited from the expansion of its building products operations in 2002 with the acquisition of three oriented strandboard mills located in the south-central United States and the successful start-up of a fourth facility in Alabama. As Nexfor’s performance is highly leveraged to OSB, it is expected that the first quarter of 2004 will generate exceptionally strong results based on the prices received for sales contracted to date.

The following table shows Nexfor’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002
Cash flow from operations
Building products	$376	$125
Specialty papers	(43)	24
Unallocated costs	(24)	(37)

Cash flow from operations	309	112
Restructuring charges	(17)	—
Depreciation and other non-cash items	(166)	(99)

Net income	$126	$13

Nexfor is traded on the Toronto Stock Exchange. Further information on Nexfor is available through its web site at www.nexfor.com.

Northgate Exploration Limited

We sold our 42% interest in Northgate Exploration Limited (“Northgate”) in November 2003. Northgate is a publicly traded mid-tier gold producer. This investment resulted from the successful restructuring of the Kemess gold mine in British Columbia. After an operational restructuring, we transferred the mine to Northgate, and refinanced our capital investment with two equity issues. On completion of the financial and operational restructuring, we sold our interest in Northgate through a broad public distribution in the capital markets.

Katahdin Paper Company, LLC

We own a 280,000 ton directory paper plant in East Millinocket, Maine and a 185,000 ton supercalender fine paper plant in Millinocket, Maine, which operates under the name Katahdin Paper. The operations were acquired out of bankruptcy in April 2003. The directory plant has been restarted and is currently generating positive cash flows. Nexfor is managing these operations for us, and in return we have granted them an option to acquire the operations at a predetermined price based on our investment and cost of capital employed. Once restructured, these assets will either be integrated into Nexfor’s paper operations or sold by us to another industry participant.

BRASCAN CORPORATION 2003 ANNUAL REPORT  37

Business Services

Hotel and Ticket Services

We own, in partnership with the Accor Group of France, an effective 23% interest in a joint venture which owns and manages the Accor Group hotel brands in Brazil. The brands include Novotel, Sofitel, Ibis and Formula One.

We also own a 40% interest in a Ticket Services business in partnership with Accor. Ticket Services has been in operation as a voucher services business in Brazil and Argentina since the early 1980s. The company provides paper and electronic vouchers to corporations who utilize them in their compensation programs for employees and for other cash free uses such as fuel vouchers.

NBS Technologies Inc. and MediSolution Ltd.

We own approximately 38 million shares, or 91% of NBS Technologies Inc. (“NBS”, formerly Mist Inc.). NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. We increased our interest in NBS to 91% from 55% in 2003 with the purchase of our former partners’ interest. Further information on NBS is available through its web site at www.nbstech.com. We also own approximately 95 million shares or 61% of MediSolution Ltd., which develops and manages medical human resources management software and systems to the hospital industry, primarily in Canada. The company’s common shares are publicly traded on the Toronto Stock Exchange. Our interest increased to 61% from 41% at the end of 2002 upon conversion into equity of a debenture we owned. These balances reflect the carrying values of the operating assets of these businesses, excluding working capital and indebtedness. Further information on MediSolution is available through its web site at www.medisolution.com.

Banco Brascan, S.A.

We own 40% of Banco Brascan, which is a South American investment bank based in Rio de Janeiro and São Paulo, Brazil. The balance of the company is owned 40% by Mellon Financial Group and 20% by management. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.

CAPITAL RESOURCES AND LIQUIDITY

Brascan is committed to maintaining high levels of liquidity and access to a broad range of low cost capital resources. This enables us to provide financial stability and a low cost of capital for our operations, and ensures that we can react quickly to potential investment opportunities. Our liquidity consists of cash and financial assets, as well as committed lines of credit. Furthermore, we generate high levels of free cash flow within our businesses and have minimal sustaining capital expenditure requirements. Free cash flow in 2003 was $733 million.

38 BRASCAN CORPORATION 2003 ANNUAL REPORT

Our capital resources include corporate debt and other borrowings which do not have recourse to Brascan, as well as preferred and common equity issued by Brascan and certain of our operating business units. Shareholder interests also includes the equity interests of others in our assets, which consist principally of common shares of our North American commercial office property operations.

During the year, we raised $1.6 billion through the issuance of preferred equity, income trust units and long-term debt, enabling us to remain in a very solid financial position.

CASH AND FINANCIAL ASSETS

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay revolving credit lines and invest in shorter term financial assets which generate better returns while still providing a source of liquidity to fund investment initiatives. Cash balances at December 31, 2003 totalled $382 million.

Financial assets represent securities that are not actively deployed within our financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. The market value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

	Book Value		Operating Cash Flow [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2003	2002	2001
Cash	$382	$332	$35	$26	$29

Government bonds	49	51	4	5	4
Corporate bonds	387	230	12	14	8
Preferred shares	342	397	27	28	41
Common shares	76	40	2	4	3
Other	—	—	9	19	26

Financial assets	854	718	54	70	82

Total	$1,236	$1,050	$89	$96	$111

Underlying value estimate	$1,236

1 Investment income

CAPITALIZATION

The strength and diversification of the income streams generated by our various operations reduce financing costs below that of many peers who operate in only one of our selected areas of business. Through the continuous monitoring of the balance between debt and equity financing, and maintaining access to a broad range of financing sources, we are able to reduce our weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.

Our overall weighted average cost of capital, using a 20% return objective for our common equity, is 9.5% compared with 9.6% in 2002. This reflects the low cost of non-participating preferred equity issued over many years, principally in the form of perpetual preferred shares, as well as the low cost of non-recourse investment grade financings achievable due to the high quality of our commercial properties and power generating plants.

BRASCAN CORPORATION 2003 ANNUAL REPORT 39

The following schedule details the capitalization of the consolidated liabilities and shareholders’ interests at the end of 2003 and 2002 and the related cash costs:

	Underlying	Cost of
	Value [1]	Capital [2]	Book Value		Operating Cash Costs
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Liabilities
Non-recourse borrowings
Property specific mortgages	$4,881	6%	$4,881	$4,992	$300	$297	$303
Other debt of subsidiaries	2,075	5%	2,075	1,867	105	106	128
Corporate borrowings	1,213	6%	1,213	1,035	66	63	61
Accounts and other payables	1,745	6%	1,745	1,262	88	56	51
Shareholders’ interests
Minority interests of others in assets	3,223	20%	1,516	1,456	294	262	252
Preferred equity	1,861	6%	1,861	1,185	83	69	68
Common equity	7,348	18%	3,024	2,625	566	425	361

	12,432	16%	6,401	5,266	943	756	681

	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

1 Underlying value of liabilities represents the cost to retire on maturity

2 As a percentage of average book value

We have benefited recently from unprecedented low interest rates, particularly short-term rates, although as rates appear poised to increase we are locking in longer term fixed rates. This may result in a modest increase in our cost of capital during 2004, but should protect our returns over the longer term.

LIABILITIES

Property Specific Mortgages

Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgage bonds which do not have recourse to Brascan or our operating entities.

The composition of the company’s borrowings which have recourse only to specific assets is as follows:

	Average	Cost of Capital	Book Value		Operating Cash Costs [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2003 [2]	2003	2002	2003	2002	2001
Commercial properties	12	6%	$4,149	$4,413	$255	$258	$278
Power generation	17	6%	732	579	45	39	25

Total	13	6%	$4,881	$4,992	$300	$297	$303

1 Interest expense

2 As a percentage of average book value

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average maturity of 13 years.

Commercial property borrowings represent mortgage debt on real estate properties. Our commercial property operations have very little general corporate indebtedness since we finance this business primarily with mortgages

40 BRASCAN CORPORATION 2003 ANNUAL REPORT

with recourse only to specific properties. At the end of 2003, these mortgages had an average term of 12 years and a weighted average interest rate of 7%.

Power generation borrowings consist of financings secured by specific power facilities with an average fixed interest rate of 7%. We completed two “A(low)” rated asset backed financings in 2003. The first was a 20-year C$384 million financing on our Great Lakes Power generation system in northern Ontario, and the second was a 17-year C$175 million financing on the Mississagi Power generation assets, also in northern Ontario. The coupons were 6.6% and 6.9%, respectively and provide long-term, low-risk, non-recourse financing to leverage the returns from these assets.

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Commercial properties	$281	$454	$163	$612	$252	$2,387	$4,149
Power generation	7	45	4	3	3	670	732

Total	$288	$499	$167	$615	$255	$3,057	$4,881

Percentage of total	6%	10%	3%	13%	5%	63%	100%

Other Debt of Subsidiaries

The composition of the borrowings which have recourse only to assets owned by the company’s subsidiaries is as follows:

	Average	Cost of Capital	Book Value		Operating Cash Costs [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2003 [2]	2003	2002	2003	2002	2001
Power generation	2	7%	$375	$375	$22	$23	$30
Funds management	5	6%	647	587	34	29	28
Real estate	2	5%	576	429	19	12	18
International operations and other	9	9%	477	476	30	42	52

Total	4	5%	$2,075	$1,867	$105	$106	$128

1 Interest expense

2 As a percentage of average book value

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations borrowed by subsidiaries. Power generating debt consists largely of U.S. public notes which are rated BBB by S&P, Baa3 by Moody’s and BBB(high) by DBRS and which mature in 2004 and 2005.

The corporate bonds issued by our funds management operations are rated A(low) by DBRS and BBB+ by S&P. At December 31, 2003, our funds management operations had $386 million undrawn committed credit facilities, which are largely utilized as back-up facilities for the issuance of commercial paper.

Residential property debt consists primarily of construction financing which is repaid from the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences.

BRASCAN CORPORATION 2003 ANNUAL REPORT 41

A portion of the outstanding debt of our international operations is denominated in local currencies and is utilized to hedge our operating assets against local currency fluctuations, the most significant of which is the Brazilian real. Brascan does not guarantee any debt of subsidiaries with the exception of $327 million included in debt of international operations that is supported by financial assets within these operations.

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Power generation	$175	$200	$—	$—	$—	$—	$375
Funds management	62	96	96	183	3	207	647
Real estate	386	107	65	18	—	—	576
International operations and other	87	55	2	3	3	327	477

Total	$710	$458	$163	$204	$6	$534	$2,075

Percentage of total	34%	22%	8%	10%	—	26%	100%

Corporate Borrowings

Corporate borrowings consist of long-term and short-term obligations of Brascan. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a wide range of international banks.

The following table summarizes Brascan’s corporate credit facilities:

	Cost of
	Capital	Book Value		Operating Cash Costs [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003 [2]	2003	2002	2003	2002	2001
Commercial paper and bank debt	3%	$—	$73	$3	$7	$15
Publicly traded term debt	5%	1,100	850	54	48	32
Privately held term debt	8%	113	112	9	8	14

Total	6%	$1,213	$1,035	$66	$63	$61

1 Interest expense

2 As a percentage of average book value

At December 31, 2003, Brascan had $522 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. Brascan had no commercial paper borrowings at year end.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Publicly traded term debt	$—	$—	$—	$—	$300	$800	$1,100
Privately held term debt	101	9	2	1	—	—	113

Total	$101	$9	$2	$1	$300	$800	$1,213

Percentage of total	8%	1%	—	—	25%	66%	100%

42 BRASCAN CORPORATION 2003 ANNUAL REPORT

SHAREHOLDERS’ INTERESTS

Shareholders’ interests are comprised of three components: participating interests of other shareholders in our operating assets; non-participating preferred equity issued by the company and its subsidiaries; and common equity of Brascan.

Shareholders’ interests at December 31, 2003 and 2002 were as follows:

	Number of	Underlying
	Shares	Value	Book Value		Operating Cash Flow [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Participating interests of others in assets
Real estate
Commercial	78.2	$2,376	$998	$1,092	$220	$217	$204
Residential [2]	15.6	398	190	—	64	—	—
Power generation	24.1	305	184	165	15	11	7
Other		144	144	199	(5)	34	41

		3,223	1,516	1,456	294	262	252

Non-participating preferred equity
Corporate		852	852	735	58	44	28
Subsidiaries		1,009	1,009	450	25	25	40

		1,861	1,861	1,185	83	69	68

Common equity	180.8 [3]	7,348	3,024	2,625	566	425	361

		$12,432	$6,401	$5,266	$943	$756	$681

1 Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2 Residential real estate interests included in commercial real estate prior to 2003

3 Includes convertible instruments on an “as converted” basis

Participating Interests of Others in Assets

The majority of our commercial and residential real estate operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than Brascan own an approximate 50% common share interest. Power generating interests represent the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own certain of our power generating operations.

Distributions to other shareholders in the form of cash dividends totalled $62 million in 2003 compared with $55 million in 2002. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

The company has $1,861 million of non-participating preferred equity outstanding: $852 million issued by Brascan and $1,009 million issued by consolidated subsidiaries of the company. The preferred equity enables us to expand our equity base at low-risk without dilution to common shareholders. The average cost of this capital to the common shareholder was 6% at year end.

During 2003, we issued $117 million of new preferred equity in the form of C$175 million of 15-year non-cumulative 5.4% preferred shares. Our commercial real estate subsidiary also issued C$200 million of preferred shares

BRASCAN CORPORATION 2003 ANNUAL REPORT 43

yielding 5.75%, C$200 million of preferred shares yielding 5.20%, and $110 million of preferred shares yielding 5.25%, for total proceeds of $415 million. All of the securities issued may be redeemed on maturity for cash or in common shares based on current market prices at the company’s option.

Common Equity

On a diluted basis, Brascan had 180.8 million common shares outstanding at year end, a decrease from 183.9 million at December 31, 2002. During 2003, we repurchased 4.6 million common shares under a normal course issuer bid at an average price of $22.24 per share. During 2002, 7.1 million common shares and equivalents were repurchased in a similar manner at a price of $20.12 per share.

Brascan has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the company’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 37 individuals, including a number of the executive officers of Brascan.

FINANCIAL POLICIES

Capital Allocation

We consider effective capital allocation to be critical to our success. As a result, we apply a rigorous approach towards the allocation of capital among our operating businesses. Capital is invested only when the expected returns exceed predetermined thresholds, taking into consideration both the degree and magnitude of the relative downside risks and upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. We conduct post-investment reviews of all capital allocation decisions to ensure that anticipated returns are achieved and, if not, to determine what lessons can be learned to avoid the same mistakes in the future.

Liquidity

We strive to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, Brascan and its consolidated subsidiaries had $1.0 billion of undrawn committed credit facilities with 12 international financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. We also maintain cash and a portfolio of non-strategic financial assets that can be liquidated to fund investments as required.

During 2003, we generated $624 million of operating cash flow and we expect this amount to increase by approximately 12% to 15% over the long term. The free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, totalled $733 million during 2003 and is expected to increase in line with our operating cash flow. Free cash flow is available to pay common share dividends, expand our operating base, reduce debt or repurchase common shares as appropriate.

Brascan and its investment partners have recently mailed a tender offer for Canary Wharf Group, plc, which values the company at £1.6 billion. Should we be successful in acquiring 100% of the company with our partners, our incremental cash investment will be approximately $350 million. Should we be successful in acquiring less than 75% of Canary Wharf and not be in a position to privatize the company, our incremental cash investment, prior

44 BRASCAN CORPORATION 2003 ANNUAL REPORT

to further syndication of equity interests in Canary Wharf, could increase to approximately $1.4 billion. While we believe that this latter scenario is remote, the company has arranged special facilities to fund this amount and has the financial resources available to support this purchase.

Credit Profile

We endeavour to arrange our affairs to maintain high investment grade ratings and to improve them further over time. The credit ratings for the company at December 31, 2003 and at the time of the printing of this report were as follows:

	DBRS	S&P	Moody’s
Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2(low)	P2(mid)	—

We also endeavour to ensure that our operating businesses maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing unavailable to non-investment grade borrowers.

Use of Derivatives

We utilize a number of financial instruments to manage our foreign currency, commodity and interest rate positions. As a general policy, we endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. Brascan and its subsidiaries typically maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term given the company’s substantial annual operating cash flows. As at December 31, 2003, our net floating rate liability was $1.2 billion. As a result, a 100 basis point increase in interest rates would adversely impact operating cash flow by $12 million.

Although interest rates remain at historically low levels, we have commenced a program to reduce our floating rate exposure in anticipation of increasing rates over the next few years. In addition, Brascan’s intent is to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar. Accordingly, fluctuation in the value of the U.S. dollar relative to other currencies has a negligible impact on the company’s net financial position. The company receives certain cash flows, principally from its financial and power generating operations, that are denominated in Canadian dollars. The estimated impact of a C$0.10 change in the Canada/U.S. exchange rates is a corresponding change in operating cash flow of $10 million per annum.

The company’s risk management and derivative financial instruments are more fully described in Note 14 to the Consolidated Financial Statements.

Corporate Guarantees, Commitments and Contingent Obligations

We conduct our operations through entities that are fully or proportionately consolidated in our financial statements other than equity accounted investments. Noranda and Nexfor, which are owned 42% and 43%, respectively, by Brascan are accounted for on the equity basis.

BRASCAN CORPORATION 2003 ANNUAL REPORT 45

Brascan provides guarantees and indemnities when required from time to time in respect of fund management, power marketing and financial activities. The company does not typically guarantee obligations of its subsidiaries or affiliates. However, Brascan has guaranteed $327 million of subsidiary debt as noted under Other Debt of Subsidiaries on page 42, and $146 million of contingent obligations included in accounts and other payables which relates to the company’s financial operations and has guaranteed obligations under power purchase agreements which amounted to $17 million at year end. These obligations are subject to credit rating provisions and are supported by financial assets of the principal obligor.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in the Notes to the Consolidated Financial Statements.

WORKING CAPITAL AND OTHER BALANCES

The composition of our working capital and other balances is as follows:

	2003			2002
	Accounts	Accounts		Accounts	Accounts
AS AT DECEMBER 31 (MILLIONS)	Receivable	Payable	Net	Receivable	Payable	Net
Working capital balances
Real estate	$231	$375	$(144)	$399	$359	$40
Power generation	131	89	42	78	101	(23)
Funds management	449	419	30	133	156	(23)
International and other	242	280	(38)	197	316	(119)

	1,053	1,163	(110)	807	932	(125)

Other items
Future income tax assets	62	—	62	53	—	53
Prepaid expenses and other assets, deferred credits, provisions and other liabilities	508	582	(74)	411	330	81

	570	582	(12)	464	330	134

Net working capital and other	$1,623	$1,745	$(122)	$1,271	$1,262	$9

Working capital balances include the trade accounts receivable and payable held in the normal course of each of our operating businesses. We endeavour to minimize the amount of capital required in our businesses and in this regard we have established Titanium Trust, described on page 34, to effectively finance working capital balances with asset backed commercial paper and medium-term notes.

Other balances include future income tax assets, as well as other accrued asset balances and provisions.

46 BRASCAN CORPORATION 2003 ANNUAL REPORT

OPERATING RESULTS

OPERATING CASH FLOW

A summary of the sources of our operating cash flows is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
Operating income
Real estate	$841	$745	$752
Power generation	172	153	92
Funds management	166	140	135
Property gains	100	60	54
Investment income and other	156	116	129

	1,435	1,214	1,162
Expenses
Interest expense	471	466	492
Minority share of income before non-cash items	319	287	293
Other operating costs and taxes	88	56	51

	557	405	326
Dividends from Noranda and Nexfor	67	64	62

Cash flow from operations and gains	$624	$469	$388

Cash flow from operations and gains per common share	$3.21	$2.38	$2.06

Cash flow per share from operations and gains for the year ended December 31, 2003, including dividends from Noranda and Nexfor, totalled $3.21 after deducting all financing charges, operating costs and the portion of operating cash flow that is attributable to other investors with interests in our businesses, whether retained or distributed. This represents a 35% increase from the $2.38 per share generated in 2002, which in turn represented a 16% increase over 2001. Each of our operating businesses is managed so as to generate sustainable and increasing cash flow streams, which should result in the value of these operations appreciating over time. The cash flow from operations shown in the table above includes virtually no return on the $819 million of real estate and power generation development assets, and includes only the dividends received from our investments in Noranda and Nexfor.

Real estate operations increased their contribution to operating cash flow to $841 million from $745 million in 2002 and $752 million in 2001. The 2003 results reflect outstanding performance from the residential property operations, which contributed $91 million of additional income compared with 2002. Net operating income from currently owned commercial properties increased steadily over the past two years, although the aggregate level declined as expected with the sale of partial interests in major properties.

The contribution from power generation increased by 12% due to capacity additions over the past two years. While the 2003 results were below expectations due to poor hydrology during much of the year, water levels returned to normal conditions during the fourth quarter and are exceeding expectations thus far in 2004.

Funds management continued to report increased contributions over the past two years as we continue to expand our fund offerings and assets under management, while at the same time the level of capital deployed in this sector has remained relatively constant.

BRASCAN CORPORATION 2003 ANNUAL REPORT 47

Investment income increased significantly in 2003 with the $57 million net gain recognized on the sale of our investment in Northgate Exploration.

Property gains include gains on the disposition of commercial properties, as well as lease termination gains. We recorded a $100 million gain on the sale of a 49% interest in our 245 Park Avenue commercial property.

Minority interest share of cash flow increased, reflecting the interest of those shareholdings with improved performance, principally in the real estate operations. Operating costs and taxes increased in line with the expansion in operating activities as well as to reflect cash tax payments by our U.S. home building business. These operations have been exceedingly profitable, and we expect to make continued cash payments in the future.

NET INCOME

Net income is reconciled to operating cash flow, prior to dividends from Noranda and Nexfor, to reflect non-cash items as set forth below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Cash flow from operations and gains	$624	$469	$388
Less: dividends from Noranda and Nexfor	(67)	(64)	(62)

	557	405	326

Depreciation and amortization	149	121	101
Taxes and other provisions	165	104	79
Minority share of non-cash items	(100)	(84)	(79)

Total non-cash items	214	141	101

Net income prior to Noranda and Nexfor	343	264	225
Equity accounted income (loss) from Noranda and Nexfor
Excluding restructuring charges and gains	72	(36)	(24)
Restructuring charges and gains	(7)	(145)	—

Net income	$408	$83	$201

Net income per share
Prior to Noranda and Nexfor	$1.61	$1.23	$1.12
Including Noranda and Nexfor	$1.98	$0.21	$0.98

Net income increased significantly in 2003. This was due to the increase in cash flow from operations discussed above, as well as meaningful improvements in the results of both Noranda and Nexfor due to improved product prices and cost efficiencies. 2002 results included a net charge of $145 million representing our share of Noranda’s restructuring charges.

Depreciation and amortization increased in each of 2003 and 2002 due primarily to the acquisition or development of additional commercial properties and power generation facilities. Proposed changes in accounting guidelines will require commercial property operations, including ours, to adopt the straight-line method for depreciation which will result in increased depreciation charges in future years.

Taxes and other provisions, which consist primarily of the non-cash tax provision, increased during 2003 due in large measure to the increased profitability of Brascan’s operations, particularly in the home building sector, and as

48 BRASCAN CORPORATION 2003 ANNUAL REPORT

a result of increased property gains. Brascan operates with significant tax losses, and expenses the carrying value of tax losses utilized during the period.

Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to the shareholders of operating subsidiaries, primarily Brookfield Properties and Brookfield Homes.

Equity accounted income from Noranda and Nexfor contributed $65 million during 2003. The contribution is set out as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Noranda
Operations	$16	$(41)	$(28)
Restructuring charges and gains	(5)	(145)	—
Nexfor
Operations	56	5	4
Restructuring charges and gains	(2)	—	—

Net income (loss)	$65	$(181)	$(24)

Cash Flow Growth and Return on Equity

We have established two principal long-term performance objectives: 12% to 15% annualized growth in operating cash flow per share over the longer term; and a 20% cash return on equity. Although we exceeded our cash flow growth target by a significant margin in 2003 and made good progress towards our return on equity objectives, we recognize that these are aggressive targets and will become increasingly difficult to achieve as our business grows. Nonetheless we are confident in our ability to achieve these goals over the next few years given the earnings visibility in a number of our businesses, our stable and growing cash flows, and our ability to redeploy capital that is currently underperforming.

	Long-Term
YEARS ENDED DECEMBER 31	Target	2003	2002	2001
Cash flow from operations per share
Including property gains		$3.21	$2.38	$2.06
Annual growth	12% to 15%	35%	16%	25%

Excluding property gains		$2.93	$2.21	$1.85
Annual growth	15%	33%	19%	11%

Cash return on equity
Book value per common share		$17.54	$14.85	$15.52
Annual return	20%	18%	16%	13%

FREE CASH FLOW

Our free cash flow represents the operating cash flow retained in the business after dividend payments to shareholders of subsidiaries, preferred equity distributions to preferred shareholders and sustaining capital expenditures, which totals approximately $45 million for Brascan common shareholders on a levelized basis. Free cash flow is typically used to pay common share dividends, invest in the business for future growth, reduce borrowings or repurchase equity.

BRASCAN CORPORATION 2003 ANNUAL REPORT 49

A summary of Brascan’s free cash flow is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Receipts
Net operating income	$1,435	$1,214	$1,162
Dividends from Noranda and Nexfor	67	64	62

	1,502	1,278	1,224

Disbursements
Interest expense on borrowings	471	466	492
Other operating costs and taxes	88	56	51
Sustaining capital investments
Brascan	45	30	30
Minority interests	20	20	20
Distributions
Minority interests	62	55	53
Preferred equity	83	69	68

	769	696	714

Free cash flow	$733	$582	$510

Utilization of Cash Resources

The following table illustrates the utilization of free cash flow generated by our operations and financing initiatives as well as the reallocation of capital between our operating businesses and the repurchase of common equity and other shareholder interests:

YEARS ENDED DECEMBER 31 (MILLIONS)	Total	2003	2002	2001
Free cash flow	$1,825	$733	$582	$510
Less: Property gains[1]	(214)	(100)	(60)	(54)

	1,611	633	522	456

Financing
Borrowings, net of repayments	215	(125)	568	(228)
Net issuance of preferred equity	870	525	253	92
Net repurchase of common shares
Brascan	(298)	(91)	(143)	(64)
Subsidiaries	(507)	(125)	(243)	(139)

	280	184	435	(339)

Investing
Real estate[2]	(11)	(121)	(71)	181
Power generation[2]	(804)	(139)	(529)	(136)
Funds management and financial assets	(350)	(134)	(140)	(76)
Investments	(509)	(415)	(40)	(54)

	(1,674)	(809)	(780)	(85)

Common share dividends	(352)	(126)	(112)	(114)

Net generation (utilization) of cash	(135)	(118)	65	(82)
Net change in non-cash working capital balances	75	168	(115)	22

Increased (decrease) in cash	$(60)	$50	$(50)	$(60)

1	Included as proceeds under Investing

2	Excludes sustaining capital expenditures which are included in the determination of free cash flow

50 BRASCAN CORPORATION 2003 ANNUAL REPORT

QUARTERLY RESULTS

The 2003 and 2002 results by quarter are as follows:

	Q1		Q2		Q3		Q4
MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2003	2002	2003	2002	2003	2002
Total revenue and gains	$667	$705	$728	$727	$835	$689	$1,140	$943

Net operating income
Real estate	193	179	191	190	222	185	235	191
Power generation	36	32	44	42	35	41	57	38
Funds management	47	36	49	37	36	35	34	32
Property gains	—	40	—	—	—	20	100	—
Investment income and other	31	29	22	22	38	36	65	29

	307	316	306	291	331	317	491	290
Expenses
Interest expense	116	114	108	118	121	121	126	113
Minority share of income before non-cash items	63	91	64	65	73	72	119	59
Other operating costs and taxes	14	13	19	14	16	12	39	17

Income before non-cash items	114	98	115	94	121	112	207	101
Depreciation and amortization	35	28	36	32	38	30	40	31
Taxes and other non-cash items	28	29	30	24	41	27	66	24
Minority share of non-cash items	(23)	(23)	(22)	(19)	(27)	(22)	(28)	(20)

Income before investments	74	64	71	57	69	77	129	66
Equity accounted income (loss) from investments	(18)	(1)	(8)	15	31	(19)	60	(176)

Net income	$56	$63	$63	$72	$100	$58	$189	$(110)

Net income per common share
Diluted	$0.23	$0.32	$0.27	$0.35	$0.48	$0.25	$1.00	$(0.71)
Basic	$0.24	$0.33	$0.27	$0.35	$0.49	$0.26	$1.03	$(0.73)

2003 and 2002 cash flow from operations are as follows:

	Q1		Q2		Q3		Q4
MILLIONS	2003	2002	2003	2002	2003	2002	2003	2002
Income before non-cash items	$114	$98	$115	$94	$121	$112	$207	$101
Dividends from Noranda Inc.	12	12	13	12	12	12	12	12
Dividends from Nexfor Inc.	4	4	4	4	5	4	5	4

Cash flow from operations and gains	$130	$114	$132	$110	$138	$128	$224	$117

For the three months ended December 31, 2003, cash flow from operations and gains increased to $224 million ($1.20 per share) compared with $117 million ($0.57 per share) in 2002. The 2003 cash flow results include the $100 million property gain from the sale of a partial interest in our 245 Park Avenue commercial property during the fourth quarter, of which $50 million accrues to Brascan after deducting minority interests. The fourth quarter results also reflect a significant gain on the sale of our investment in Northgate Exploration, included in Investment Income and Other, as well as improved power generation results due to increased water flows.

BRASCAN CORPORATION 2003 ANNUAL REPORT 51

On a net income basis, results improved significantly in the fourth quarter reflecting the growth in operating cash flow and property gains, as well as increased contributions from investments in the resource sector. The 2002 results reflected a one-time charge in the fourth quarter relating to Noranda.

BUSINESS ENVIRONMENT AND RISKS

Our financial results are impacted by the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as by macro-economic factors such as economic growth and changes in currency, inflation and interest rates.

Our strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and positions us to invest with confidence when new investment opportunities arise.

The following is a brief review of the potential impact these different factors may have on the company’s business operations. A discussion of the business environment and risks is also contained in our annual information form which is posted on our web site.

Commercial Properties

Our strategy is to invest in high-quality commercial properties defined by the physical characteristics of the assets, but more importantly, the certainty of receiving rental payments from the high quality tenants which these properties attract.

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to tenants and competition from other landlords with competitive space.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require substantial debt service payments. If our real estate operations became unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit our ability to promptly change the nature of the portfolio in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which we operate in times of illiquidity.

52 BRASCAN CORPORATION 2003 ANNUAL REPORT

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2004 may not provide the same level of increases in rental rates on renewal as compared to 2003. We are, however, substantially protected against these short-term market conditions, since most of our leases are long term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall industry occupancy levels and, as a result, the net effective rents achievable by ourselves.

Our commercial property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonable economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

Residential Properties

In the residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States.

The value of land and housing assets is affected by consumer confidence, job stability and interest rates due to their impact on home buyers’ decisions. These conditions can affect consumers’ outlooks and, in particular, the price and volume of home purchases.

While recent economic conditions would normally have reduced the level of home sales, low interest rates have kept home sales near record levels over the past 18 months. A sustained drop in consumer confidence or increased interest rates would negatively affect these operations.

Power Generating Operations

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and our ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual units, the diversified locations of our hydroelectric power stations across several different watersheds in Canada and the United States help to reduce the financial impact of these fluctuations. Pricing risk is mitigated through fixed-price contracts, forward sales of electricity, and the regulated revenues we earn from our transmission and distribution business. Furthermore, the majority of our contracts are structured to ensure that we are only obligated to deliver power that we actually produce to minimize the risk of unmatched contractual obligations.

BRASCAN CORPORATION 2003 ANNUAL REPORT 53

Funds Management Operations

Our funds management operations are cash flow generating businesses which, managed carefully, should produce stable cash flows. Unfavourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest rate spreads between funds borrowed and funds loaned out, also have a favourable impact on cash flows. The stability of the cash flows will increase as we expand the scope of our funds management activities. Severe economic conditions can, however, have a major impact on profitability. Since we operate largely within our areas of expertise, we are prepared to assume ownership of and operate most assets which we finance. As a result, should it be necessary to acquire financed assets, we are generally able to do so at a lower cost than if these assets were purchased through the capital markets.

Investments

Investments consist largely of equity interests in Noranda and Nexfor, which are owned 42% and 43% respectively, by Brascan. Both of these investments are cyclical in nature. Their products are primarily sold in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity in these markets influence the demand for and prices of the resource products produced by Noranda and Nexfor.

With the increase in commodity prices over the past year, our share of the earnings of these investments improved substantially during 2003 and are expected to increase dramatically in 2004.

Execution of Strategy

Our strategy for building long-term shareholder value is to develop or acquire high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested over the long term.

As part of our growth strategy, we endeavour to maintain a high level of liquidity in order to invest on a value basis when attractive opportunities arise. This entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to continue to acquire or develop additional high quality assets at attractive prices to supplement growth from our existing assets.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the particular industry. Our diversified business base and the sustainability of our cash flows provide an important element of strength in executing this strategy.

The conduct of our business and the execution of our growth strategy rely heavily on teamwork. We believe that cooperation between our operations, as well as our team-oriented management structure, enable us to respond promptly to opportunities and problems when they arise.

54 BRASCAN CORPORATION 2003 ANNUAL REPORT

Management stability is achieved by encouraging senior executives to hold substantial share ownership in the company. However, declining share prices may on occasion encourage executives with shorter term objectives to leave. This can lead to a loss of business momentum unless management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.

OUTLOOK

We are optimistic as we review the outlook for our operations in 2004. The global economic environment has strengthened, although there are also conditions that warrant continued caution.

We believe that each of our operations is well positioned for growth. In the real estate sector, the leasing markets relevant to us are improving slowly, although we are planning our affairs with the expectation that a sustained recovery in rental rates does not commence until 2005. Fortunately, our strong tenant lease profile and low vacancies give us a high level of confidence that we will achieve our growth targets in 2004. Furthermore, we will benefit from the completion of our 300 Madison Avenue office project in late 2003 and the acquisition of the 1625 Eye Street property in Washington, D.C. in late 2003.

Residential markets remain exceptionally strong in our areas of operation. As we go to print, we have in hand over 50% of our planned home closings for all of 2004. Accordingly, we expect another strong year in this business. Real estate services continue to benefit from the buoyant commercial and residential markets. We expended considerable effort to strengthen these operations during 2003 and finished the year with strong momentum. We see this carrying into 2004 and, accordingly, look for continued increases in the contribution from these operations.

Our power operations have benefited from greatly improved water flows since September of 2003. We expect cash flows to increase due to the acquisitions made during the past three years. A return to long-term average water conditions will significantly improve the results from these operations compared to 2003.

We have been steadily building our funds management operating platform by increasing the resources devoted to these operations and establishing new funds. During 2004, we will be concentrating on investing the new capital committed by us and by our partners. We expect to achieve this over the course of the year, based on the deal flow we are currently experiencing. This should positively impact our results in 2004.

We have discussed elsewhere in this report our activities with respect to Canary Wharf Group, plc and Noranda Inc. An acquisition of Canary Wharf on the basis that is currently contemplated will provide us with a major interest in an outstanding group of assets for a relatively modest capital outlay. We would expect this investment to have little impact on cash flows in the near term, while providing the potential for significant returns over the longer term.

BRASCAN CORPORATION 2003 ANNUAL REPORT 55

With respect to Noranda, the dramatic improvement in metal prices following completion of its operational and financial restructuring should result in strong earnings being recorded from this investment in 2004. Similarly, Noranda’s improved position increases the liquidity of our investment position and the potential for enhancing our returns on capital.

Nexfor is continuing to experience extremely strong OSB prices, which are likely to result in significant operating margins for the first part of 2004 in relation to the comparable period in 2003.

Our cost of capital is expected to remain substantially unchanged in 2004. We intend to reduce our floating rate interest profile in anticipation of rising interest rates. Although this may result in higher borrowing costs, we believe this will prove to be beneficial over the longer term. We expect to achieve this by continuing to issue long-term, fixed-rate capital where possible, and by adjusting the interest rate profile of our existing debt and financial assets.

Needless to say, there are many other factors that will impact our performance in 2004, both positively and negatively. We have described the principal risks earlier in this report, and we will continue to manage our business in order to withstand market fluctuations, for example, through the use of long-term revenue contracts and longterm financings. It is this measured approach to business that gives us the confidence that we will meet our 2004 performance objectives with respect to cash flow growth and value creation.

February 11, 2004

56 BRASCAN CORPORATION 2003 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements and other financial information have been prepared by the company’s management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate. These policies and procedures are designed to provide a high degree of assurance that relevant and reliable financial information is produced.

These financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent auditors appointed by the shareholders, have examined the consolidated financial statements set out on pages 58 through 95 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management’s financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

Toronto, Canada	Bryan K. Davis
February 11, 2004	Senior Vice-President, Finance

AUDITORS’ REPORT

To the Shareholders of Brascan Corporation:

We have audited the consolidated balance sheets of Brascan Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Deloitte & Touche, LLP
February 11, 2004	Chartered Accountants

BRASCAN CORPORATION 2003 ANNUAL REPORT 57

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31
MILLIONS	Note	2003	2002
Assets
Operating assets
Real estate	2	$8,311	$7,912
Power generation	3	1,927	1,587
Funds management	4	1,215	1,138

		11,453	10,637
Investments	5	2,003	1,464
Cash and cash equivalents		382	332
Financial assets	6	854	718
Accounts receivable and other	7	1,623	1,271

		$16,315	$14,422

Liabilities
Non-recourse borrowings
Property specific mortgages	8	$4,881	$4,992
Other debt of subsidiaries	8	2,075	1,867
Corporate borrowings	9	1,213	1,035
Accounts and other payables	10	1,745	1,262
Shareholders’ interests
Minority interests of others in assets	11	1,516	1,456
Preferred equity Corporate	12	852	735
Subsidiaries	12	1,009	450
Common equity	13	3,024	2,625

		$16,315	$14,422

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director

58 BRASCAN CORPORATION 2003 ANNUAL REPORT

CONSOLIDATED STATEMENT OF INCOME

YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2003	2002
Total revenues and gains		$3,370	$3,064

Net operating income	15
Real estate		841	745
Power generation		172	153
Funds management		166	140
Property gains		100	60
Investment income and other		156	116

		1,435	1,214
Expenses
Interest expense		471	466
Minority share of income before non-cash items	16	319	287
Other operating costs and taxes		88	56

Income before non-cash items		557	405
Depreciation and amortization		149	121
Taxes and other non-cash items	17	165	104
Minority share of non-cash items	16	(100)	(84)

Income before investments		343	264
Equity accounted income (loss) from investments	18	65	(181)

Net income		$408	$83

Net income per common share
Diluted	13	$1.98	$0.21
Basic		$2.03	$0.21

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31
MILLIONS	Note	2003	2002
Retained earnings, beginning of year		$1,491	$1,596
Net income		408	83
Preferred equity issue costs		(4)	(5)
Shareholder distributions – Preferred equity	22	(58)	(44)
– Common equity	22	(126)	(112)
Amount paid in excess of the book value of common shares purchased for cancellation		(26)	(27)

Retained earnings, end of year		$1,685	$1,491

BRASCAN CORPORATION 2003 ANNUAL REPORT 59

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31
MILLIONS	Note	2003	2002
Cash flow from operations and gains
Income before non-cash items		$557	$405
Dividends from Noranda Inc.		49	48
Dividends from Nexfor Inc.		18	16

		624	469
Operating activities
Commercial property gains, net of minority share		(50)	(29)
Net change in non-cash working capital balances and other		168	(115)

		742	325

Financing activities
Corporate borrowings, net of repayments	21	177	209
Property specific mortgages, net of repayments	21	(384)	483
Other debt of subsidiaries, net of repayments	21	82	(124)
Corporate preferred equity issued		117	126
Preferred equity of subsidiaries issued		408	127
Common shares and equivalents repurchased		(91)	(143)
Common shares of consolidated subsidiaries issued		8	65
Common shares of consolidated subsidiaries repurchased		(133)	(308)
Undistributed minority share of cash flow		182	178
Shareholder distributions	22	(184)	(156)

		182	457

Investing activities
Investment in or sale of operating assets, net
Real estate	21	(161)	(113)
Power generation		(164)	(539)
Funds management	21	(89)	(282)
Financial assets	21	(45)	142
Investments		(415)	(40)

		(874)	(832)

Cash and cash equivalents
Increase (decrease)		50	(50)
Balance, beginning of year		332	382

Balance, end of year		$382	$332

60 BRASCAN CORPORATION 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure in respect of its real estate operations are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

(a) Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brascan Corporation (“the company”) and the entities over which it has control.

The company accounts for its investments in Noranda Inc. (“Noranda”), Nexfor Inc. (“Nexfor”) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated.

(b) Acquisitions

The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets with the balance being goodwill. The allocated amounts are amortized over the estimated useful lives of the assets. The company periodically evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested annually for impairment.

(c) Real Estate

(i) Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated net realizable value is recognized when a property’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to net realizable value.

BRASCAN CORPORATION 2003 ANNUAL REPORT 61

(ii) Residential properties

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

Development land and infrastructure is recorded at cost unless impairment is identified requiring a write-down to net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(d) Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Facilities are tested for impairment based on an assessment of net recoverable amounts in the event of any adverse developments. A write-down to estimated net realizable value is recognized if a facility’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each facility and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets and up to 40 years for transmission, distribution and other assets.

Power generating facilities and infrastructure under development consist of power generating facilities under construction. These assets are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to net realizable value.

(e) Funds Management and Financial Assets

Funds management operations include activities where the company manages investment funds for itself and on behalf of other institutional investors. Financial assets represent securities that are not actively deployed within financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions.

Portfolio securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolio, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments recorded as income.

In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

62 BRASCAN CORPORATION 2003 ANNUAL REPORT

Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

(f) Revenue and Expense Recognition

(i) Commercial property operations

Recognition of revenue from a commercial property commences when construction is complete and the property is available for its intended use. Prior to this, the property is categorized as a development property, and revenue related to such property is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its commercial properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes participating rents and recoveries of operating expenses, including property, capital and large corporation taxes.

(ii) Residential property operations

Revenue from the sale of residential land is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(iii) Power generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.

(iv) Funds management and financial assets

Revenue from loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments.

Gains on the exchange of assets which do not represent a culmination of the earnings process are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.

The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(v) Real estate services

Commissions from property brokerage are recognized at the time of the closing of the related real estate transaction.

(g) Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction until the asset is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

BRASCAN CORPORATION 2003 ANNUAL REPORT 63

(h) Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.

(i) Derivative Financial Instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps designated as hedges are recorded on a settlement basis as an adjustment to power generation income. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. The fair value of the derivative that was deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of nonhedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

(j) Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Reporting Currency and Foreign Currency Translation

During the first quarter of 2003, the U.S. dollar became the functional currency of the company’s head office operations and the company adopted the U.S. dollar as its reporting currency.

Prior to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the Canadian dollar were translated using the current rate method under which assets and liabilities were translated at the exchange rate prevailing at the period-end and revenues and expenses at average rates during the period. Gains or losses on translation were deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner.

64 BRASCAN CORPORATION 2003 ANNUAL REPORT

Subsequent to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.

(l) Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period.

(m) Business Combinations, Goodwill and Other Intangible Assets

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill is not amortized, but is subjected to impairment tests on at least an annual basis.

(n) Carrying Value of Assets

The company assesses the carrying values of long-lived assets initially based on the net recoverable amounts determined on an undiscounted cash flow basis. If the carrying value of an asset exceeds its net recoverable amount, an impairment loss is recognized to the extent that the fair value is below the asset’s carrying value. Fair value is determined based on quoted market prices when available, otherwise on the discounted cash flows over the life of the asset.

(o) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values; tax and other provisions; hedge effectiveness; and fair values for disclosure purposes.

(p) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturity less than 90 days.

BRASCAN CORPORATION 2003 ANNUAL REPORT 65

(q) Changes in Accounting Policies

(i) Functional currency

During the first quarter of 2003, the U.S. dollar became the functional currency of the company’s head office operations as a result of the increase in U.S. dollar-denominated activity of those operations as compared to prior years. Concurrent with this change in functional currency, the company adopted the U.S. dollar as its reporting currency. The prior year’s financial statements have been translated into U.S. dollars using the current rate method.

(ii) Guarantees

Effective January 1, 2003 the company adopted the requirements of the CICA Accounting Guideline 14, “Disclosure of Guarantees” (AcG 14), which requires additional disclosure about a guarantor’s obligations under certain guarantees in the financial statements. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on: (a) changes in the underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due.

(r) Future Accounting Policy Changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In July 2003, the CICA issued handbook section 1100, “Generally Accepted Accounting Principles”. The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the company’s consolidated financial statements as of the implementation date; however, as a result of the new standard the company will commence recording income arising from tenant leases and depreciation on buildings on a straight-line basis.

In March 2003, the CICA issued Section 3110, “Asset Retirement Obligations”, effective for financial statements issued for fiscal years beginning on or after January 1, 2004. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. Section 3110 is not expected to have a material impact on the consolidated financial statements of the company.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). AcG 15 provides guidance for applying the principles in Section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (VIEs)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. The company is in the process of assessing the impact of the amended standard on the consolidated financial statements.

66 BRASCAN CORPORATION 2003 ANNUAL REPORT

In November 2003, the Accounting Standards Board (AcSB) approved a revision to CICA Section 3860, Financial Instruments: Disclosure and Presentation, to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. It is expected that this will require the reclassification to liabilities of certain of the company’s preferred shares and securities that are currently included in equity. Similar reclassifications are expected for the preferred equity securities issued by the company’s subsidiaries.

Effective January 1, 2004, the company will adopt Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.

(s) Comparative Figures

Certain of the prior year’s figures have been reclassified to conform with the 2003 presentation.

2. REAL ESTATE

MILLIONS	2003	2002
Commercial properties	$6,622	$5,960
Residential properties	738	650
Income producing land	129	78
Development properties	774	1,195
Real estate services	48	29

Total	$8,311	$7,912

Commercial Properties

MILLIONS	2003	2002
Commercial properties	$7,137	$6,385
Less: accumulated depreciation	515	425

Total	$6,622	$5,960

(a) Commercial properties carried at a net book value of approximately $2,380 million (2002 — $2,362 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million (2002 — $22 million) annually for the next five years and $996 million (2002 — $1,015 million) in total on an undiscounted basis.

During the year, the company disposed of whole and partial interests in properties for proceeds totalling $469 million. In addition, the company reclassified $558 million from development properties to commercial properties in respect of a commercial property for which the development period was substantially completed on December 31, 2003. The company also acquired a property in Washington, D.C. for $157.5 million.

BRASCAN CORPORATION 2003 ANNUAL REPORT 67

(b) Construction costs of $7 million (2002 — $9 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2003.

Residential Properties

Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

Income Producing Land

MILLIONS	2003	2002
Timberlands – owned	$89	$40
Agricultural lands	40	38

Total	$129	$78

Income producing lands generate current income, which is included in income from real estate operations.

Development Properties

MILLIONS	2003	2002
Commercial development properties	$509	$826
Residential lots – owned	246	345
– optioned	19	24

Total	$774	$1,195

Development properties include commercial development land and density rights, and residential land owned and under option.

During 2003, the company capitalized construction and related costs of $123 million (2002 — $189 million) and interest costs of $44 million (2002 — $28 million) to its commercial development sites, and interest costs of $28 million (2002 — $17 million) to its residential land operations.

Real Estate Services

MILLIONS	2003	2002
Centract Residential Property Services	$27	$10
Brookfield LePage Facilities Management	9	7
Brookfield Residential Management Services	4	5
Royal LePage Commercial Brokerage Services	8	7

Total	$48	$29

68 BRASCAN CORPORATION 2003 ANNUAL REPORT

Real estate services assets include the fixed and $20 million (2002 — $17 million) of goodwill and other intangible assets associated with the company’s real estate services businesses. These services include residential and commercial brokerage, move management, facilities and condominium management and other services associated with commercial and residential real estate. Property management of the approximate 50 million square feet represented by the company’s commercial property portfolio is included within these operations.

3. POWER GENERATION

MILLIONS	2003	2002
Property, plant and equipment
Generation	$1,762	$1,336
Transmission	130	99
Distribution and other	60	44

	1,952	1,479
Less:
Accumulated depreciation	298	209

	1,654	1,270
Investment in Louisiana HydroElectric Power	228	210
Generating facilities under development	45	107

Total	$1,927	$1,587

Generation includes the cost of the company’s 44 hydroelectric generating stations (2002 — 37) in Ontario, Quebec, Maine, New Hampshire, British Columbia and Brazil, and the Lake Superior Power gas-fired cogeneration plant. Transmission and distribution is comprised of the cost of regulated transmission and distribution facilities located in northern Ontario.

The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2044. The company’s transmission and distribution network operates under a regulated rate base arrangement which is applied to its invested capital.

During 2003, the company completed the development of, through a 50%-owned joint venture, a 30 megawatt (MW) hydroelectric generating station in British Columbia for $51 million, and a 100%-owned 45 MW hydroelectric generation station in Ontario for a cost of $57 million. In addition, during 2003 the company acquired three hydroelectric generating stations located in New England, with a combined generating capacity of 17 MW for an aggregate cash purchase price of $28 million. In December 2003, the company’s three hydroelectric generating stations in Brazil commenced operations with a total installed capacity of 60 MW.

During 2002, the company acquired 16 hydroelectric generating stations located in northern Ontario, Maine and New Hampshire with a combined generating capacity of 645 MW for an aggregate cash purchase price of $411 million. The operations were acquired in three separate transactions and include interconnections with the Ontario and New England power grids.

BRASCAN CORPORATION 2003 ANNUAL REPORT 69

The company accounts for its 75% residual interest in the equity of Louisiana HydroElectric Power under the equity method as it does not have voting control over the investee. The financial statements of Louisiana HydroElectric Power for 2003 and 2002 are summarized as follows:

MILLIONS	2003	2002
Assets	$1,044	$1,015
Debt	812	806
Other liabilities	100	98

Operating revenues	138	133
Operating expenses	35	35
Net income	21	15

4. FUNDS MANAGEMENT

MILLIONS	Note		2003	2002
Portfolio securities	(a	)	$704	$287
Loans and notes receivable	(b	)	409	751
Other			102	100

Total			$1,215	$1,138

(a) Portfolio Securities

MILLIONS	2003	2002
Debentures	$553	$164
Preferred shares	1	19
Common shares	150	104

Total	$704	$287

Portfolio securities include $54 million (2002 — nil) of securities held within the company’s trading portfolio which are recorded at fair market value. The balance of securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2003 was $720 million (2002 — $268 million).

The portfolio consists of 31% (2002 — 18%) floating rate securities and 69% (2002 — 82%) fixed rate securities with an average yield of 6.8% (2002 — 8.0%) and an average maturity of approximately five years.

Portfolio securities include $5 million (2002 — $27 million) of investments in affiliates, principally equity accounted investees owned as part of funds management operations. Revenue earned on these securities during the year amounted to $1 million (2002 — $1 million).

(b) Loans and Notes Receivable

Loans and notes receivable include corporate loans, merchant banking loans and other loans, either underwritten on a primary basis or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2003 and 2002 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

70 BRASCAN CORPORATION 2003 ANNUAL REPORT

Loans and notes receivable include $222 million (2002 – $416 million) denominated in Canadian dollars carried at a book value of C$288 million (2002 – C$658 million), as well as $24 million (2002 – $95 million) due from affiliates, which are principally equity accounted investees. Interest earned during the year on loans due from equity accounted investees amounted to $3 million (2002 – $6 million).

The loan portfolio matures between one year and three years, with an average maturity of approximately one year and consists of 90% floating rate loans (2002 – 82%) and 10% fixed rate loans (2002 – 18%) with an average yield of 6.6% (2002 – 9.1%).

Included in Other is $90 million (2002 – $86 million) of goodwill principally arising from the privatization of Brascan Financial Corporation during 2002.

5. INVESTMENTS

MILLIONS		Category		# of Shares	2003	% Interest	2002	% Interest
Real Estate
Canary Wharf Group, plc	United Kingdom	(a	)	52.8	$153	9%	$—	—
Resources
Noranda Inc.	Canada	(b	)	122.6	1,212	42%	877	40%
Nexfor Inc.	Canada	(b	)	63.8	356	43%	309	43%
Northgate Exploration Ltd.	Canada	(b	)	—	—	—	67	42%
Katahdin Papers, LLC	United States	(c	)	—	76	100%	—	—
Business Services
Hotel and Ticket Services	Brazil	(b	)	—	24	23%/40%	17	23%/40%
NBS/MediSolution	Canada	(c	)	38.1/95.1	72	91%/61%	75	55%/41%
Banco Brascan, S.A.	Brazil	(b	)	—	45	40%	37	40%
Other		(c	)	—	65	—	82	—

Total					$2,003		$1,464

Included in the carrying value of the company’s long-term investments in Noranda and Nexfor is a net amount of $273 million which represents the excess of acquisition costs over the company’s share of the net book value of these investments. The carrying values of each of Noranda and Nexfor are subject to periodic reviews to assess whether any impairments are other than temporary.

These assets are categorized for accounting treatment as follows:

MILLIONS	2003	2002
(a) Portfolio investment	$153	$—
(b) Equity accounted investments	1,637	1,307
(c) Fixed and other assets	213	157

Total	$2,003	$1,464

Fixed and other assets includes $75 million (2002 – $54 million) of goodwill and other intangibles associated with Brascan’s business services activities including contracts and intellectual property.

BRASCAN CORPORATION 2003 ANNUAL REPORT 71

6. FINANCIAL ASSETS

MILLIONS	2003	2002
Government bonds	$49	$51
Corporate bonds	387	230
Preferred shares	342	397
Common shares	76	40

Total	$854	$718

Financial assets are comprised of securities that are not an active component of the company’s funds management operations (see Note 4).

The fair value of financial assets as at December 31, 2003 was $852 million (2002 – $708 million). The portfolio consists of 20% (2002 – 46%) floating rate securities and 80% (2002 – 54%) fixed rate securities with an average yield of 4.2% (2002 – 5.9%).

Financial assets include $356 million (2002 – $302 million) of securities of affiliates, principally equity accounted investees. Revenue earned on these securities during the year amounted to $24 million (2002 – $24 million).

7. ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note		2003	2002
Accounts receivable	(a	)	$1,053	$807
Prepaid expenses and other assets	(b	)	508	411
Future income tax assets	(c	)	62	53

Total			$1,623	$1,271

(a) Accounts Receivable

MILLIONS	2003	2002
Real estate	$231	$399
Power generation	131	78
Funds management	449	133
Other	242	197

Total	$1,053	$807

Included in accounts receivable are Executive Share Ownership Plan loans receivable by the corporation from its executives of $12 million (2002 – $12 million) and similar loans receivable by consolidated subsidiaries from their executives of $18 million (2002 – $25 million). No loans have been made since July 2002.

(b) Prepaid Expenses and Other Assets

MILLIONS	2003	2002
Real estate	$475	$291
Funds management	—	46
Other	33	74

Total	$508	$411

72 BRASCAN CORPORATION 2003 ANNUAL REPORT

(c) Future Income Tax Assets

MILLIONS	2003	2002
Tax assets related to operating and capital losses	$744	$504
Tax liabilities related to differences in tax and book base	(682)	(451)

Future income tax assets	$62	$53

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $482 million (2002 – $247 million) that relate to non-capital losses which expire over the next seven years, and $68 million (2002 – $56 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $194 million (2002 – $201 million) that relate to net operating losses which expire over the next 17 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $645 million (2002 – $722 million).

8. NON-RECOURSE BORROWINGS

(a) Property Specific Mortgages

MILLIONS	2003	2002
Commercial properties	$4,149	$4,413
Power generation	732	579

Total	$4,881	$4,992

Property specific mortgages include $1,632 million (2002 – $1,094 million) repayable in Canadian dollars equivalent to C$2,122 million (2002 – C$1,728 million) and $43 million (2002 – $48 million) in Brazilian reais equivalent to R$124 million (2002 – R$170 million). The weighted average interest rate at December 31, 2003 was 6.6% (2002 – 6.9%).

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments
2004	$288
2005	499
2006	167
2007	615
2008	255
Thereafter	3,057

Total	$4,881

(b) Other Debt of Subsidiaries

MILLIONS	2003	2002
Funds management	$647	$587
Power generation	375	375
Real estate	576	429
International operations and other	477	476

Total	$2,075	$1,867

BRASCAN CORPORATION 2003 ANNUAL REPORT 73

Other debt of subsidiaries include $539 million (2002 – $619 million) repayable in Canadian dollars equivalent to C$701 million (2002 – C$978 million) and $15 million (2002 – $57 million) in Brazilian reais equivalent to R$43 million (2002 – R$202 million). The weighted average interest rate at December 31, 2003 was 6.6% (2002 – 7.1%).

Real estate debt represents $576 million (2002 – $429 million) drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family houses and condominiums and redrawn to finance the construction of new homes.

Other debt of subsidiaries include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $327 million (2002 – $272 million) of obligations relating to the company’s international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees.

Principal repayments on other debt of subsidiaries over the next five years and thereafter are as follows:

	Funds	Power	Residential	International
MILLIONS	Management	Generation	Properties	and Other	Total
2004	$62	$175	$386	$87	$710
2005	96	200	107	55	458
2006	96	—	65	2	163
2007	183	—	18	3	204
2008	3	—	—	3	6
Thereafter	207	—	—	327	534

Total	$647	$375	$576	$477	$2,075

The fair value of property specific mortgages and other debt of subsidiaries exceeds the book value by $198 million (2002 – $182 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

9. CORPORATE BORROWINGS

MILLIONS	2003	2002
Publicly traded term debt	$1,100	$850
Privately held term debt	113	112
Commercial paper and bank borrowings	—	73

Total	$1,213	$1,035

Commercial paper and bank borrowings are incurred under the company’s bank credit facilities, which are in the form of 364-day revolving facilities totalling $522 million as at December 31, 2003, convertible at the company’s option into three-year amortizing term facilities on each anniversary. These facilities are at floating rates and have a weighted average interest rate of 2.7% (2002 – 2.5%).

74 BRASCAN CORPORATION 2003 ANNUAL REPORT

Term debt borrowings, which have maturity dates up to 2033, have a weighted average interest rate of 5.4% (2002 – 5.2%), and include $13 million (2002 – $12 million) repayable in Canadian dollars equivalent to C$17 million (2002 – C$19 million).

During 2003, the company issued $200 million of 5.75% publicly traded term debt due March 2010 and $250 million of 7.375% publicly traded term debt due March 2033. During 2002, the company issued $350 million of 7.125% publicly traded term debt due June 2012.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments
2004	$101
2005	9
2006	2
2007	1
2008	300
Thereafter	800

Total	$1,213

The fair value of corporate borrowings at December 31, 2003 exceeds the book value by $140 million (2002 – $79 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.

10. ACCOUNTS AND OTHER PAYABLES

MILLIONS	Note		2003	2002
Accounts payable	(a	)	$1,163	$932
Other liabilities	(b	)	582	330

Total			$1,745	$1,262

(a) Accounts Payable

MILLIONS	2003	2002
Real estate	$375	$359
Power generation	89	101
Funds management	419	156
Other	280	316

Total	$1,163	$932

(b) Other Liabilities

Other liabilities include provisions for tax, currency and other financial obligations, as well as the fair value of the company’s obligations to deliver securities it did not own at the time of sale and those pursuant to financial instruments recorded as liabilities.

BRASCAN CORPORATION 2003 ANNUAL REPORT 75

11. MINORITY INTERESTS OF OTHERS IN ASSETS

Minority interests of others in assets represent the common equity in consolidated subsidiaries that is owned by other shareholders. The balances are as follows:

MILLIONS	2003	2002
Real estate operations	$1,295	$1,236
Power generation	184	164
Other	37	56

Total	$1,516	$1,456

During the year ended December 31, 2002, the company completed the privatization of its financial operations conducted through Brascan Financial Corporation (“Brascan Financial”) for consideration of $227 million in cash, 11.4 million common shares, and 1.1 million Class A, Series 11 preferred shares. In addition, 3.0 million Brascan Corporation options were issued in exchange for Brascan Financial options pursuant to the tender offer. The fair value of the consideration paid amounted to $489 million with the purchase price being allocated to the estimated fair values of tangible and intangible assets. Goodwill on the transaction amounted to $73 million and was allocated to the underlying reporting business units.

12. PREFERRED EQUITY – CORPORATE AND SUBSIDIARIES

Corporate Preferred Equity

Corporate preferred equity outstanding:

MILLIONS	Note		2003	2002
Corporate
Preferred shares	(a	)	$693	$576
Preferred securities	(b	)	159	159

Total			$852	$735

(a) Corporate – Preferred Shares

The company has issued the following preferred shares:

MILLIONS	Rate	Term	2003		2002
Class A Preferred Shares
Series 1	65% P	Retractable	$—	[1]	$—	[1]

Series 2	70% P	Perpetual	$169		$169
Series 3	B.A. + 40 b.p.[2]	Perpetual	75		75
Series 4 + 7	70% P/8.5%	Perpetual	45		45
Series 8	Variable up to P	Perpetual	17		17
Series 9	5.63%	Perpetual	46		46
Series 10	5.75%	Perpetual	159		159
Series 11	5.50%	Perpetual	65		65
Series 12	5.40%	Perpetual	117		—

Total			$693		$576

1 Included in accounts and other payables

2 Rate determined in a monthly auction

P – Prime Rate      B.A. – Banker’s Acceptance Rate      b.p. – Basis Points

76 BRASCAN CORPORATION 2003 ANNUAL REPORT

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The following Class A preferred shares are issued and outstanding:

NUMBER OF SHARES	2003	2002
Class A Preferred Shares
Series 1	18,891	18,891
Series 2	10,465,100	10,465,100
Series 3	1,171	1,171
Series 4 + 7	2,800,000	2,800,000
Series 8	1,049,792	1,049,792
Series 9	2,950,208	2,950,208
Series 10	10,000,000	10,000,000
Series 11	4,032,401	4,032,401
Series 12	7,000,000	—

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A, Series 3 preferred shares which have a par value of C$100,000 per share.

The Series 10, 11 and 12 shares, unless redeemed by the company, are convertible into Class A shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

		Company’s	Holder’s
	Redemption Date	Option	Option
Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

During 2003, the company issued 7,000,000 Series 12 5.4% preferred shares for cash proceeds of C$175 million by way of a public offering.

During 2002, the company issued 2,940,000 Series 11 5.5% preferred shares for cash proceeds of C$73.5 million by way of a public offering and 1,092,401 Series 11 preferred shares valued at C$27 million in connection with the privatization of the financial operations. The company also eliminated C$83 million Series 3 preferred shares and C$100 million Series 9 preferred shares acquired by subsidiaries.

(b) Corporate – Preferred Securities

The company has the following preferred securities outstanding:

MILLIONS	2003	2002
8.35% due 2050	$79	$79
8.30% due 2051	80	80

Total	$159	$159

BRASCAN CORPORATION 2003 ANNUAL REPORT 77

During 2002, the company issued C$125 million 8.30% preferred securities due 2051. The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash, preferred shares or common shares of the company.

Subsidiary Preferred Shares

Subsidiaries of the corporation have issued the following perpetual preferred shares:

MILLIONS	2003	2002
Commercial real estate	$722	$263
Funds management	287	187

Total	$1,009	$450

During 2003, the company’s real estate operations issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for proceeds of $415 million.

13. COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate	Maturity	2003	2002
Convertible Notes
Series I	B.A. + 40 b.p.[1]	2085	$44	$49
Series II	4.0% [2]	2088	8	15

			52	64
Class A and B common shares			1,188	1,237
Retained earnings			1,685	1,491
Cumulative translation adjustment			99	(167)

Common equity			$3,024	$2,625

NUMBERS OF SHARES
Class A common shares			170,661,953	174,052,617
Class B common shares			85,120	85,120

			170,747,073	174,137,737
Unexercised options			7,575,518	6,701,708
Reserved for conversion of subordinated notes			2,528,137	3,105,202

Total diluted common shares			180,850,728	183,944,647

1 Rate determined in a semi-annual auction, maximum 10%

2 Rate determined as 120% of the current common share dividend

B.A. – Banker’s Acceptance Rate         b.p. – Basis Points

78 BRASCAN CORPORATION 2003 ANNUAL REPORT

(a) Convertible Notes

The Convertible Notes are subordinate to the company’s senior debt and the company may, at its option, pay principal and interest due on the notes in Class A common shares of the company.

The Series I and II Convertible Notes are convertible at the option of the holder at any time into a total of 2,528,137 (2002 – 3,105,202) Class A common shares at conversion prices of C$32.00 and C$31.00 per share, respectively, and are redeemable at any time at the company’s option.

(b) Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of Directors, must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2003 and 2002 the number of issued and outstanding common shares changed as follows:

NUMBER OF SHARES	2003	2002
Outstanding at beginning of year	174,137,737	169,781,433
Issued (repurchased):
Dividend reinvestment plan	38,834	14,912
Management share option plan	390,800	80,000
Conversion of debentures and minority interests	749,538	2,293
In exchange for shares of Brascan Financial	8,164	11,379,399
Normal course issuer bid	(4,578,000)	(7,120,300)

Outstanding at end of year	170,747,073	174,137,737

In 2003, under a normal course issuer bid, the company repurchased 4,578,000 (2002 – 7,120,300) Class A common shares at a cost of $102 million (2002 – $143 million). During 2002, 11,379,399 Class A common shares were issued on the privatization of Brascan Financial at a price of C$34.00 per share for total consideration of C$387 million. Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $7 million (2002 – $1 million).

(c) Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2003	2002
Net income	$408	$83
Convertible note interest	(2)	(2)
Preferred security distributions	(15)	(11)
Preferred share dividends	(43)	(33)

Net income available for common shareholders	$348	$37

Weighted average outstanding common shares	172	172
Dilutive effect of the conversion of notes and options	10	10

Common shares and common share equivalents	182	182

BRASCAN CORPORATION 2003 ANNUAL REPORT 79

(d) Stock-Based Compensation

Options issued under the company’s MSOP vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2003, the company granted 1,325,000 options with an exercise price of C$29.97 per share. The cost of the options was determined using the Black-Scholes model of valuation, assuming a 7.5 year term, 20% volatility, a weighted average expected dividend yield of 3.44% annually and an interest rate of 4.11%. The cost of $4 million is charged to employee compensation expense over the five-year vesting period of the options granted.

The changes in the number of options during 2003 and 2002 were as follows:

	2003			2002
		Weighted			Weighted
	Number of	Average		Number of	Average
	Options	Exercise		Options	Exercise
	(000’s)	Price		(000’s)	Price
Outstanding at beginning of year	6,702	C$	24.25	3,475	C$	24.01
Granted	1,325		29.97	500		28.72
Exercised	(392)		20.38	(221)		19.15
Converted	—		—	3,004		23.31
Cancelled	(59)		28.18	(56)		22.70

Outstanding at end of year	7,576	C$	25.41	6,702	C$	24.25

Exercisable at end of year	3,882			3,321

During 2002, three million options were issued to officers of Brascan Financial in exchange for options held by them in that company.

At December 31, 2003, the following options to purchase Class A common shares were outstanding:

		Weighted
NUMBER		Average	Number
OUTSTANDING		Remaining	Exercisable
(000’s)	Exercise Price	Life	(000’s)
1,509	C$13.20 – C$19.20	5.8 yrs.	905
1,496	C$19.30 – C$22.70	5.4 yrs.	1,007
4,571	C$24.95 – C$33.22	7.0 yrs.	1,970

7,576			3,882

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over a five-year period, and DSUs accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, less the market price on the date the RSAUs are granted. The value of the vested and unvested DSUs and RSAUs as at December 31, 2003 was $43 million (2002 – $6 million).

80 BRASCAN CORPORATION 2003 ANNUAL REPORT

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. Changes in the amount payable by the company in respect of vested DSUs and RSAUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Employee compensation expense related to these plans for the year ended December 31, 2003 including those of operating subsidiaries was $15 million (2002 – $6 million).

(e) Other

Loans receivable from officers of the company of $1 million (2002 – $5 million) owing under the company’s Management Share Purchase Plan are secured by fully paid Class A common shares of the company and are deducted from shareholders’ equity. All loans were fully repaid in January 2004.

14. RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

(a) Derivative Financial Instruments

The company and its subsidiaries use derivative financial instruments including interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity options and foreign exchange forward contracts to manage risk.

Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.

The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

At December 31, 2003, the company held foreign exchange contracts with a notional amount of $2,669 million at an average exchange rate of 1.317 and a replacement value in excess of that recorded in the company’s accounts of $4 million to manage its Canadian dollar exposure. At December 31, 2002, the company held foreign exchange contracts with a notional amount of $1,652 million at an average exchange rate of 1.565 and a replacement value in excess of that recorded in the company’s accounts of $6 million to manage its U.S. dollar exposure. All of the foreign exchange contracts at December 31, 2003 had a maturity of less than one year. The company also held interest rate swap contracts having a notional amount of $1,125 million (2002 – $882 million) with a replacement value in excess of that recorded in the company’s accounts of $2 million (2002 – $33 million). These contracts expire over a 9-year period.

At December 31, 2003, the company’s Canadian dollar functional subsidiaries held U.S. dollar foreign exchange contracts with a notional amount of $989 million (2002 – $702 million) at an average exchange rate of 1.338 (2002 – 1.536) and a replacement value in excess of that recorded in the company’s accounts of $3 million (2002 – nil), and contracts with a replacement cost in excess of that recorded in the company’s accounts of $1 million (2002 – nil). These contracts expire over the next four years.

BRASCAN CORPORATION 2003 ANNUAL REPORT  81

The company’s subsidiaries also held interest rate swap contracts as at December 31, 2003 with a total notional amount of $1,068 million (2002 – $1,583 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $12 million (2002 – $1 million), and contracts with a replacement value in excess of that recorded in the company’s accounts of $18 million (2002 – $28 million). The interest rate swap transactions have maturities varying from one to 20 years.

Included in 2003 income are net gains on foreign currency amounting to $55 million and included in the cumulative translation adjustment account are losses net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $263 million, which have been more than offset by translation gains on the underlying net assets.

(b) Derivative Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it anticipates generating electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2003, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $28 million (2002 – $45 million), as well as contracts with a replacement value in excess of that recorded in the company’s accounts of $23 million (2002 – $24 million).

The company has entered into forward gold sale contracts to hedge its exposure to fluctuations in the price of gold. As at December 31, 2003 the company held no forward sale gold contracts. As at December 31, 2002 the company held forward contracts for the sale of 500,000 ounces of gold for delivery in 2003 at an average price of $327 per ounce. The unrealized loss on these contracts was approximately $10 million as at December 31, 2002. In addition, the company deferred $3 million of realized gains on gold forwards in accounts and other payables as at December 31, 2002. These deferred amounts were recognized in 2003.

(c) Commitments, Guarantees and Contingencies

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2003, the company and its subsidiaries had $467 million (2002 – $265 million) in such commitments outstanding. The company’s subsidiaries maintain credit facilities and other financial assets to fund these commitments.

As at September 11, 2001, the company owned eight million square feet of space in four office towers surrounding the World Trade Center site. To date, approximately $202 million has been received for property and business interruption claims relating to these properties. The company’s insurance claim adjustment process is ongoing. Due to the complexity of the issues involved, this process will take additional time to conclude. Based upon the company’s review of its insurance policies and consultation with outside legal experts, the company anticipates a substantial recovery of its losses in rental revenue and costs associated with the repairs of its properties.

82  BRASCAN CORPORATION 2003 ANNUAL REPORT

All buildings in downtown Manhattan were reopened and available for re-occupancy by the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

Reinsurance

The company conducts finite risk reinsurance operations as part of its funds management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2003, the company held reinsurance assets of $822  million (2002 – $621 million) which were offset in each year by an equal amount of reserves and other liabilities. Net fee income earned on reinsurance operations was $15 million (2002 – $14 million) representing $506 million (2002 – $177 million) of premium and other revenues offset by $491 million (2002 – $163 million) of reserves and other expenses.

15. NET OPERATING INCOME

Net operating income for each business segment is equal to revenue less all attributable expenses except interest, depreciation and amortization, minority share of income and tax expenses. The details are as follows:

(a) Real Estate

MILLIONS	2003	2002
Revenue, including property gains	$2,567	$2,441
Expenses	1,626	1,636

Net	$941	$805

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(b) Power Generation

MILLIONS	2003	2002
Revenue	$320	$208
Expenses	148	55

Net	$172	$153

(c) Funds Management

MILLIONS	2003	2002
Revenue	$260	$214
Expenses	94	74

Net	$166	$140

(d) Other Operations

MILLIONS	2003	2002
Revenue	$223	$201
Expenses	67	85

Net	$156	$116

16. MINORITY INTERESTS OF OTHERS

Minority interests of others is segregated into their share of income before non-cash items and their share of non-cash items. The minority share of income before non-cash items represents the portion of income before non-cash items attributable to the minority’s interest, whether remitted or unremitted. The minority share of non-cash items represents the portion of depreciation and amortization and taxes and other provisions attributable to minority’s interest. The details of minority interest expense are as follows:

MILLIONS	2003	2002
Distributed as dividends
Preferred	$25	$25
Common	62	55
Undistributed	132	123

Minority interest expense	$219	$203

Minority share of income before non-cash items	$319	$287
Minority share of non-cash items	(100)	(84)

Minority interest expense	$219	$203

84 BRASCAN CORPORATION 2003 ANNUAL REPORT

17. INCOME TAXES

The difference between the statutory income tax rate of 37% (2002 – 39%) and the effective income tax rate of 24% (2002 – 33%) is attributable principally to dividends subject to tax prior to receipt by the company of -4% (2002 – -26%), equity accounted earnings that have already been tax effected by the investees of -5% (2002 – 28%), changes in Canadian tax rates of -1% (2002 – nil) and other of -3% (2002 – -8%).

18. EQUITY ACCOUNTED INCOME (LOSS) FROM INVESTMENTS

The company’s equity accounted income (loss) from investments consists of the following:

MILLIONS	2003	2002
Noranda	$11	$(186)
Nexfor	54	5

Total	$65	$(181)

19. JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts.

MILLIONS	2003	2002
Assets	$2,369	$1,851
Liabilities	1,421	1,087

Operating revenues	406	334
Operating expenses	192	165
Net income	49	36

Cash flows from operating activities	149	87
Cash flows from investing activities	12	—
Cash flows from financing activities	(18)	(34)

20.  POST-EMPLOYMENT BENEFITS

The company offers a number of pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2003, assets of the plans totalled $38 million (2002 – $28 million), accrued benefit obligations totalled $49 million (2002 – $37 million) and unamortized transitional obligations and net actuarial losses totalled $10 million (2002 – $8 million), for a net accrued benefit liability of $1 million (2002 – $1 million). Included in the accrued benefit obligations is $6 million ($2002 – $5 million) related to other post employment benefits. The benefit plan expense for 2003 was $2 million (2002 – $0.3 million). The discount rate used was 6% (2002 – 7%) with an increase in the rate of compensation of 4% (2002 – 4%) and an investment rate of 7% (2002 – 7%).

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21. SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2003	2002
Corporate borrowings
Issuances	$450	$413
Repayments	(273)	(204)

Net	$177	$209

Property specific mortgages
Issuances	$725	$795
Repayments	(1,109)	(312)

Net	$(384)	$483

Other debt of subsidiaries
Issuances	$174	$61
Repayments	(92)	(185)

Net	$82	$(124)

Real estate
Dispositions	$610	$295
Investments	(771)	(408)

Net	$(161)	$(113)

Funds management
Securities sold	$306	$20
Securities purchased	(698)	(297)
Loans collected	1,262	899
Loans advanced	(959)	(904)

Net	$(89)	$(282)

Financial assets
Securities sold	$500	$315
Securities purchased	(545)	(173)

Net	$(45)	$142

Cash taxes paid were $42 million (2002 – $16 million) and are included in other operating costs and taxes. Cash interest paid totalled $490 million (2002 – $463 million).

22. SHAREHOLDER DISTRIBUTIONS

MILLIONS	2003	2002
Common equity
Common share dividends	$124	$110
Convertible note interest	2	2

Total	$126	$112

Preferred equity
Preferred share dividends	$43	$33
Preferred security distributions	15	11

Total	$58	$44

86 BRASCAN CORPORATION 2003 ANNUAL REPORT

23. DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The effects of the significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets and the statements of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

(a) Income Statement Differences

The significant differences in accounting principles between the company’s income statements and those prepared under US GAAP are summarized in the following table:

MILLIONS	Note	2003	2002
Net income as reported under Canadian GAAP		$408	$83
Adjustments
Increase (reduction) of equity accounted income	(i )	(28)	14
Change in deferred income taxes	(ii)	37	50
Convertible note and preferred security distributions	(iii)	(17)	(13)
Conversion of convertible notes and preferred securities	(iv)	(45)	—
Stock options	(v )	—	(14)
Market value adjustments	(vi)	26	(17)
Increased commercial property income	(vii)	18	14
Increased commercial property depreciation	(viii)	(60)	(64)
Minority shareholders’ interests and other	(ix)	—	(15)

Net income under US GAAP		$339	$38

Per share amounts under US GAAP
Net income
Basic		$1.72	$0.03
Diluted		$1.69	$0.02

(i) Equity accounted income

Under US GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	US GAAP
For 2003 and 2002

Start-up costs	defer and amortize	expense as incurred

Pension accounting	valuation allowance	no valuation allowance/
additional minimum liability

Derivative instruments and hedging activities	See Note 1 and Note 14	See Note 23(a)(vi)

Asset retirement obligations	expense as incurred	accrue retroactively

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated

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Statement of Income. US GAAP does not specifically address pension valuation allowances. In 2002, US regulators determined that such allowances would not be permitted under US GAAP. In light of these developments, Noranda eliminates the effects of recognizing pension valuation allowances.

As a result of differences in the original carrying value of Noranda’s Magnesium project under Canadian GAAP and US GAAP, there is a reduction in the amount of the asset impairment charge in 2002 under US GAAP.

(ii) Deferred income taxes

The change in deferred income taxes includes the tax effect of the income statement adjustments under US GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under US GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2003, there was no difference between the substantively enacted rates used under Canadian GAAP and the enacted rates used under US GAAP.

(iii) Convertible note and preferred security distributions

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income. There is no effect on basic or diluted net income per share.

(iv) Conversion of convertible note and preferred securities

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity and converted into the company’s functional currency at historic rates. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income.

(v) Stock options

Fair value accounting for stock-based compensation was adopted by the company under Canadian GAAP effective January 1, 2002, which substantially harmonized Canadian GAAP with US GAAP. The amount recorded as an adjustment in 2002 reflects the difference in accounting for a plan amendment between US GAAP and the transition rules under Canadian GAAP.

(vi) Market value adjustments

Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under US GAAP, all trading securities are carried at market, with unrealized gains and losses included in the determination of net income. The adjustment for the year ended December 31, 2003 to record unrealized gains and losses not already recognized under Canadian GAAP was $2 million (2002 – -$18 million).

Under US GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income

88 BRASCAN CORPORATION 2003 ANNUAL REPORT

or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship and ineffective portions of hedges are recognized in income. The unrealized adjustment for the year ended December 31, 2003 was $24 million (2002 – $1 million).

The effects of accounting for derivatives in accordance with US GAAP for the year ended December 31, 2003 resulted in an increase in assets of $107 million (2002 – $95 million), an increase in liabilities of $28 million (2002 – $105 million), an increase in other comprehensive income of $75 million (2002 – a decrease of $11 million) and an increase in net income of $14 million (2002 – $6 million) within the company’s consolidated financial statements. During the year ended December 31, 2003, $7 million (2002 – $1 million) of net derivative gains were reclassified from other comprehensive income to income. Over the next 12 months, principally on the settlement of certain contracts in Noranda, the company expects to reclassify $23 million, representing its share of net gains on these contracts from other comprehensive income to income.

(vii) Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease.

(viii)Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis.

(ix) Minority shareholders’ interests and other

Minority shareholders’ interests and other has been adjusted for the differences between Canadian GAAP and US GAAP and includes $20 million (2002 – $4 million) of start-up costs which are deferred and amortized under Canadian GAAP and expensed under US GAAP.

(b) Comprehensive Income

US GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income (loss) is as follows:

MILLIONS	Note	2003	2002
Net income under US GAAP		$339	$38
Market value adjustments	(i )	243	6
Minimum pension liability adjustment	(ii)	23	(101)
Foreign currency translation adjustments	(iii)	269	(112)
Taxes on other comprehensive income		(45)	47

Comprehensive income (loss)		$829	$(122)

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(i) Market value adjustments

Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under US GAAP, these investments generally meet the definition of available for sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income. During 2003, the company recorded $141 million (2002 – $17 million) of net unrealized gains in securities and $27 million (2002 – nil) of net unrealized gains in accounts receivable and other.

Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under US GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income. The company’s share of the amounts recorded by Noranda and Nexfor for derivatives that qualify as hedges under US GAAP is $51 million (2002 – $8 million) which is included in comprehensive income. During 2003, the company also recorded in other comprehensive income a $24 million increase (2002 – decrease of $19 million) in the fair value of contracts for the forward sale of production from the company’s power generating operations.

(ii) Minimum pension liability adjustment

US GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by Noranda and Nexfor.

(iii) Foreign currency translation adjustments

Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self-sustaining operations are revalued at current exchange rates. US GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation adjustment account. The resulting changes in the carrying values of assets which arise from foreign currency conversion are not necessarily reflective of changes in underlying value.

90 BRASCAN CORPORATION 2003 ANNUAL REPORT

(c) Balance Sheet Differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and US GAAP results in the following adjustment of the company’s balance sheet:

MILLIONS	Note	2003	2002
Assets
Cash and cash equivalents		$382	$332
Accounts receivable and other	(i)	2,132	1,663
Securities	(ii)	1,845	996
Loans and notes receivables		511	851
Property, plant and equipment
Real estate	(iii)	7,865	7,518
Power generation	(iii)	1,924	1,587
Equity accounted investments	(iv)	1,491	1,168

Total assets under US GAAP		$16,150	$14,115

Liabilities and shareholders’ equity
Accounts and other payables		$1,736	$1,297
Corporate borrowings		1,213	1,035
Non-recourse borrowings
Property specific mortgages		4,881	4,992
Other debt of subsidiaries		2,100	1,903
Convertible and subordinated notes		254	221
Minority shareholders’ interests		1,419	1,378
Preferred equity
Corporate		685	576
Subsidiaries		1,009	450
Common equity	(v)	2,853	2,263

Total liabilities and equity under US GAAP		$16,150	$14,115

The significant difference in each category between Canadian GAAP and US GAAP are as follows:

(i) Deferred income taxes

The deferred income tax asset under US GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2003	2002
Tax assets related to operating and capital losses	$980	$788
Tax liabilities related to differences in tax and book basis	(491)	(220)
Valuation allowance	(236)	(284)

Deferred income tax asset under US GAAP	$253	$284

(ii) Securities

Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under US GAAP, trading securities, which include all of the company’s short-term investments, are carried at market, with unrealized gains and losses included in income.

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Available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2003	2002
Securities under Canadian GAAP	$1,558	$1,005
Reclassification from investments	153	—
Net unrealized gains (losses) for trading securities	(16)	(18)
Net unrealized gains on available for sale securities	150	9

Securities under US GAAP	$1,845	$996

(iii) Joint ventures

Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method. See also Note 19.

(iv) Equity accounted investments

The company’s investments include investments in Noranda, Nexfor, and other real estate and business services. For US GAAP, the company’s investments have been adjusted to reflect the cumulative impact of calculating earnings of its equity accounted affiliates under US GAAP and to reclassify non-equity accounted investment balances.

MILLIONS	2003	2002
Investments under Canadian GAAP	$2,003	$1,464
Reclassification to securities and accounts receivable and other	(367)	(158)
Accumulated other comprehensive income (loss)	(80)	(104)
Retained earnings adjustment	(65)	(34)

Equity accounted investments under US GAAP	$1,491	$1,168

(v) Common equity

MILLIONS	2003	2002
Common equity under Canadian GAAP	$3,024	$2,625
Reversal of Canadian GAAP cumulative translation adjustment	(99)	167
Paid in capital	31	24
Reclassification of convertible notes	(52)	(64)
Cumulative adjustments to retained earnings under US GAAP	(180)	(128)
Accumulated other comprehensive income (loss)	129	(361)

Common equity under US GAAP	$2,853	$2,263

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

MILLIONS	2003	2002
Common shares	$1,183	$1,232
Paid in capital	31	24
Accumulated other comprehensive income (loss)	129	(361)
Retained earnings	1,510	1,368

Common equity under US GAAP	$2,853	$2,263

92  BRASCAN CORPORATION 2003 ANNUAL REPORT

(d) Cash Flow Statement Differences

Under Canadian GAAP, interest on convertible notes is classified as a shareholder distribution. Under US GAAP, interest on these notes is classified as an operating activity. The summarized cash flow statement under US GAAP is as follows:

MILLIONS	2003	2002
Cash flows provided from (used for) the following activities:
Operating under Canadian GAAP	$742	$325
Convertible note interest	(2)	(2)
Preferred security distributions	(15)	(11)

Operating under US GAAP	725	312
Financing	199	470
Investing	(874)	(832)

Net increase (decrease) in cash and cash equivalents under US GAAP	$50	$(50)

(e) Changes in Accounting Policies

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. First, SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that statement, SFAS 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements”. Because of the rescission of SFAS 4 and SFAS 64, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. Second, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers”. Third, SFAS 145 amends SFAS 13, “Accounting for Leases”, to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS 145 makes various technical corrections to existing pronouncements that are not substantive in nature.

In June 2002, FASB issued SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than at the date upon which a company commits to an exit plan.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. There is also a new requirement that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does identify several situations where the recognition of a liability at inception for a guarantor’s obligation is not required.

In April 2003, FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying, and amends certain other existing pronouncements.

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(f) Future Accounting Policy Changes

In May 2003, FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a certain financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments may have been previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationships established between the holder and the issuer. The company is assessing the impact, if any.

In January 2003, the FASB issued Interpretation 46 “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the primary financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. Based on the company’s interpretation of the revised transition guidance, the company will be required to adopt the guidance in FIN 46(R) for the year beginning January 1, 2004. However, the company has adopted this standard for material variable interest entities created after January 31, 2003. The company is in the process of assessing the remaining impact of the amended standard.

24. SUBSEQUENT EVENT

(a) Subsequent to December 31, 2003, the company sold its interest in Gulf Canada Square in Calgary based on a property valuation of C$222 million.

(b) On February 5, 2004 the company, together with a group of investment partners, announced a committed offer, subject to a minimum acceptance of 50.1% and certain other conditions, to acquire all of the outstanding shares of Canary Wharf Group, plc, a U.K. publicly listed property company which owns approximately 8.8 million square feet of office and retail properties located on the Canary Wharf estate in London, England. The company currently holds a 9.2% common share interest in Canary Wharf Group, plc. The total cash cost of the offer and related expenses is expected to range between £1.5 billion and £1.7 billion and is expected to be funded as to £800 million with non-recourse acquisition debt and £430 million with equity from the investment partners. The balance, which is to be provided by the company, is expected to be between £150 million and £350 million (net of its existing equity investment which, based on the offer price, would be valued at approximately £150 million). The acquisition debt is not available to the investment group if less than 75% of Canary Wharf shares are tendered to the offer. In these circumstances, the company’s net cash commitment could increase to a maximum of £755 million.

25. SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has four reportable segments:

(a)	real estate operations, which are principally office properties, residential development and home building operations, located primarily in major North American cities;

94  BRASCAN CORPORATION 2003 ANNUAL REPORT

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(c)	funds management, which include activities where funds are managed for the company and for institutional investors;

(d)	investments, which are comprised of assets that have been purchased, and which may be combined with operations in the future.

Non-operating assets and related revenue, cash flow and income are presented as financial assets and other.

Revenue, cash flow from operations and gains, income and assets by reportable segments are as follows:

	2003				2002
		Cash Flow				Cash Flow
		From				From
		Operations				Operations
MILLIONS	Revenue	and Gains	Income	Assets	Revenue	and Gains	Income	Assets
Real estate
Commercial properties	$1,120	$721	$721	$6,622	$1,044	$682	$682	$5,960
Residential properties	1,262	131	131	738	1,290	105	105	650
Income producing land	15	6	6	129	16	4	4	78
Development properties	65	65	65	774	—	—	—	1,195
Real estate services	105	18	18	48	91	14	14	29
Power generation	320	172	172	1,927	208	153	153	1,587
Funds management	260	166	166	1,215	214	140	140	1,138
Investments	111	134	132	2,003	81	84	(161)	1,464

	3,258	1,413	1,411	13,456	2,944	1,182	937	12,101
Financial assets and other	112	89	89	2,859	120	96	96	2,321

	$3,370	1,502	1,500	$16,315	$3,064	1,278	1,033	$14,422
Cash interest and other cash expenses		878	878			809	809
Depreciation, taxes and other non-cash items		—	214			—	141

Cash flow/income from continuing operations		$624	$408			$469	$83

Revenue and assets by geographic segments are as follows:

	2003		2002
MILLIONS	Revenue	Assets	Revenue	Assets
United States	$1,973	$7,812	$1,804	$6,991
Canada	990	5,141	899	5,288
International	407	3,362	361	2,143

Revenue/Assets	$3,370	$16,315	$3,064	$14,422

BRASCAN CORPORATION 2003 ANNUAL REPORT  95

MANAGEMENT TEAM

Chairmen

Robert J. Harding, FCA	Jack L. Cockwell
Chairman of the Board	Group Chairman

Gordon E. Arnell	David W. Kerr	Timothy R. Price
International	Resources	Funds Management

Jack Delmar	Edward C. Kress	John E. Zuccotti
International	Power Generation	Real Estate

Managing Partners

J. Bruce Flatt	George E. Myhal	Brian D. Lawson
President and CEO	Chief Operating Officer	Chief Financial Officer

Jeffrey M. Blidner	Steven J. Douglas	Richard Legault	Sam J.B. Pollock
Business Development	Resources	Power Generation	Corporate Development

Richard B. Clark	Dominic Gammiero	Marcelo J.S. Marinho	Aaron W. Regent
Commercial Real Estate	Building Products	International	Resources

Ian G. Cockwell	Harry A. Goldgut	Derek Pannell	Bruce K. Robertson
Residential Real Estate	Power Generation	Resources	Funds Management

Senior Operating Executives

David D. Arthur	Dennis H. Friedrich	Peter Kukielski	J. Barrie Shineton
Real Estate Opportunity Fund	Commercial Real Estate	Resources	Building Products

Colum P. Bastable	Thomas F. Farley	Craig J. Laurie	A. Paulo Sodré
Commercial Property Services	Commercial Real Estate	Commercial Real Estate	International

Barry Blattman	J. Peter Gordon	Cyrus Madon	Stephen B. Tiller
Real Estate Finance Fund	Restructuring Fund	Bridge Lending Fund	Commercial Property Services

G. Mark Brown	Brad S. Huntington	Andrew I. Maleckyj	John C. Tremayne
Business Development	Reinsurance	Capital Markets	Building Products

Reid Carter	Brian G. Kenning	Kelly J. Marshall	Donald Tremblay
Timber Operations	Business Development	Corporate Finance	Power Generation

Gail Cecil	Trevor D. Kerr	Alan Norris	Benjamin M. Vaughan
Corporate Development	Capital Markets	Residential Real Estate	Corporate Development

Colin L. Clark	Paul G. Kerrigan	Jim Reid	Karen Wharton
Power Generation	Residential Real Estate	Business Development	Corporate Development

Simon P. Dean	Brian W. Kingston	Martin Schady
Residential Services	Corporate Development	Resources

Corporate Officers

Stephen A. Adams	Alan V. Dean	Lori A. Pearson	Jack S. Sidhu
Technology	Corporate Affairs and Secretary	Human Resources	Treasury

Jennifer J. Auyeung	Joseph S. Freedman	Lenis W. Quan	Ian C. Turnbull
Accounting and Control	General Counsel	Finance and Operations	Information Systems

Lisa W. Chu	Linda T. Northwood	Rui M. Senos	Katherine C. Vyse
Business Systems	Investor Relations	Internal Audit	Investor Relations, Communications

Bryan K. Davis	Aleks Novakovic	Sachin G. Shah
Finance	Taxation	Finance and Treasury

96  BRASCAN CORPORATION 2003 ANNUAL REPORT

BRASCAN’S BOARD OF DIRECTORS

The Hon. James J. Blanchard	Julia E. Foster	David W. Kerr	Dr. Jack Mintz
Partner, Piper Rudnick	Chair, Ontario Arts Council	Chairman of Noranda Inc.	President and CEO
CD Howe Institute
Jack L. Cockwell	James K. Gray, O.C.	Philip B. Lind, O.C.
Group Chairman of the Corporation	Corporate Director	Vice-Chairman,	George E. Myhal
		Rogers Communications Inc.	COO of the Corporation

The Hon. J. Trevor Eyton, O.C.	Lynda C. Hamilton	The Hon. Roy MacLaren, P.C.	Saul Shulman, Q.C.
Member of the Senate of Canada	President, Edper Investments Limited	Corporate Director	Senior Partner, Goodman & Carr

J. Bruce Flatt	Robert J. Harding, FCA	G. Wallace F. McCain, O.C., O.N.B.	George S. Taylor
President and CEO of the Corporation	Chairman of the Corporation	Chairman, Maple Leaf Foods Inc.	Corporate Director

* Details on the Directors are provided on Brascan’s web site and in the Management Information Circular

INDEPENDENT MEMBERS OF AFFILIATE AND ADVISORY BOARDS

Real Estate	Power Generation	Funds Management	Investments

William T. Cahill	André Bureau, O.C.	James Bacon	André Bérard
Managing Director	Chairman, Astral Media Inc.	Corporate Director	Chairman, National Bank of Canada
Citicorp Real Estate, Inc.
	Dian Cohen, C.M.	Lorraine D. Bell	John W. (Bud) Bird, O.C.
The Hon. W. Davis, P.C., Q.C.	President, DC Productions Ltd.	Corporate Director	President, Bird Holdings Ltd.
Counsel, Torys
	Ronald J. Daniels	A. Gordon Craig	V. Maureen Kempston Darkes
Robert A. Ferchat	Dean, Faculty of Law	Corporate Director	Group Vice-President
Corporate Director	University of Toronto		General Motors Corporation
Susan E. Crocker
Bruce T. Lehman	Richard M. Drouin, O.C., Q.C.	Corporate Director	A.L. (Al) Flood, C.M.
Principal, Armada LLC	Corporate Director		Corporate Director
William A. Dimma
Lance Liebman	Pierre Dupuis	Chairman, Home Capital Group Inc.	Gordon E. Forward
Professor of Law	COO, Dorel Industries Inc.		Corporate Director
Columbia University		Dr. Sy Eber
	Kenneth W. Harrigan, O.C.	President, Eber & Associates Inc.	Norman R. Gish
John R. McCaig, C.M., LLD	Corporate Director		Corporate Director
Chairman, Trimac Corporation		Karen Kain
	Allan O. Kupcis	President	G. Edmund King
Paul D. McFarlane	Chairman, Canadian Nuclear Assoc.	Dancer Transition Resource Centre	Corporate Director
Corporate Director
	Sidney A. Lindsay	Allen Karp, O.C.	Neville W. Kirchmann
Robert J. McGavin	Corporate Director	Chairman, Cineplex Odeon Corp.	President, Kirchman Holdings Ltd.
Corporate Director
		Gail Kilgour	Aldéa Landry
Michael F.B. Nesbitt		Senior Vice-President	President, Landal Inc.
Chairman		Canadian Imperial Bank of Commerce
Montrose Mortgage Corporation Ltd.			James W. McCutcheon, Q.C.
		John Lacey	Counsel
Allan S. Olson		Chairman, Alderwoods Group Inc.	McCarthy Tétrault, LLP
President and CEO
First Industries Corporation		John MacIntyre	The Hon. Frank J. McKenna, P.C.
		Independent Financial Advisor	Counsel
David M. Sherman		TD Capital Group Limited	McInnes Cooper
President, D. Sherman & Co., Inc.
		Frank Potter	Mary A. Mogford
Robert L. Stelzl		Chairman	Corporate Director
Principal, Colony Capital LLC		Emerging Markets Advisors, Inc.
Margot Northey
Michael D. Young		Peter Tanaka	Corporate Director
Principal		Independent Financial Advisor
Quadrant Capital Partners, Inc.			David H. Race
Corporate Director

William Wheaton, PH.D.			James D. Wallace
Professor of Economics and Director			President, Pioneer Construction Inc.
MIT Center for Real Estate
Don S. Wells
Company Director and Consultant
McGill University

BRASCAN CORPORATION 2003 ANNUAL REPORT  97

FIVE YEAR FINANCIAL REVIEW

AS AT AND FOR THE YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)	2003		2002		2001		2000		1999
Per Common Share (fully diluted)
Book value		$17.54		$14.85		$15.52		$16.27		$15.08
Cash flow from operations		3.21		2.38		2.06		1.71		1.34
Cash return on book equity		18%		16%		13%		11%		9%
Net income (basic)		2.03		0.21		0.99		2.33		1.46
Net income		1.98		0.21		0.98		2.29		1.44
Net income prior to resource investments and gains		1.61		1.23		1.12		0.75		0.52
Market trading price – NYSE		$30.54		$20.50		$18.06		$14.56		$13.50
Market trading price – TSX	C$	39.73	C$	31.75	C$	28.75	C$	21.95	C$	19.10
Dividends
Paid	C$	1.02	C$	1.00	C$	1.00	C$	0.99	C$	0.98
Yield		2.6%		3.1%		3.5%		4.5%		5.1%

Total (millions)
Assets		$16,315		$14,422		$13,792		$14,407		$14,010
Non-recourse borrowings
Property specific mortgages		4,881		4,992		4,503		4,709		4,252
Other debt of subsidiaries		2,075		1,867		1,988		2,085		1,973
Corporate borrowings		1,213		1,035		826		913		1,193
Common equity		3,024		2,625		2,668		2,805		2,704
Revenues		3,370		3,064		3,042		2,844		2,399
Operating income		1,435		1,214		1,163		1,074		934
Cash flow from operations		624		469		388		332		267
Net income		408		83		201		435		284
Net income prior to resource investments and gains		343		264		225		161		121
Number of common shares outstanding		170.7		174.1		169.8		169.4		173.8

Note: Financial results reflect Brookfield Properties on a consolidated basis in all years

98  BRASCAN CORPORATION 2003 ANNUAL REPORT

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at its administrative head office:

Brascan Corporation

Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3

Telephone:	416-363-9491
Facsimile:	416-363-2856
Web Site:	www.brascancorp.com
E-Mail:	enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports, supplementary information packages and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brascan’s shareholders at our annual meeting and are available to respond to questions at any time. Management also meets on a regular basis with investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the Brascan 2003 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

The company’s 2004 Annual Meeting of Shareholders will be held at 10:30 a.m. on Friday, April 30, 2004 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast on Brascan’s web site at www.brascancorp.com.

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BNN.A	New York, Toronto
Class A Preference Shares
Series 1	BNN.PR.A	Toronto
Series 2	BNN.PR.B	Toronto
Series 3	BNN.PR.F	Toronto Venture
Series 4	BNN.PR.C	Toronto
Series 8	BNN.PR.E	Toronto
Series 9	BNN.PR.G	Toronto
Series 10	BNN.PR.H	Toronto
Series 11	BNN.PR.I	Toronto
Series 12	BNN.PR.J	Toronto
Preferred Securities
8.35%	BNN.PR.S	Toronto
8.30%	BNN.PR.T	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares[1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares[1]
Series 1, 2, 4, 10, 11 and 12	15th day of March, June, September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities[2]
8.35% and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

[1]	All dividend payments are subject to declaration by the Board of Directors	[2] Interest payments

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

For more information on Brascan, visit our web site at:

www.brascancorp.com

Our web site contains the latest news releases on Brascan, as well as quarterly reports and financial statements.

The Brascan web site is the best way of keeping up to date with our activities year-round.

Brascan Corporation
BCE Place, 181 Bay Street, Suite 300	One Liberty Plaza, 165 Broadway, 6th Floor
Toronto, Ontario M5J 2T3	New York, New York 10006
Tel: 416-363-9491 Fax:416-363-2856	Tel: 212-417-7000 Fax: 212-417-7014